Notice of the 2017 **Annual Meeting** and **Proxy Statement**

**Thursday, May 11, 2017
8:30 a.m. (EDT)**

Hilton Norfolk The Main
100 East Main Street
Norfolk, Virginia





2017

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement are forward-looking statements within the meaning of the safe harbor provision of the Private Securities Litigation Reform Act of 1995, as amended, including but not limited to statements included in the section titled "Business Highlights." In some cases, forward-looking statements may be identified by the use of words like "believe," "expect," "anticipate," "estimate," "plan," "consider," "project," and similar references to the future. Forward-looking statements are made as of the date they were first issued and reflect the good-faith evaluation of Norfolk Southern Corporation's ("Norfolk Southern" or the "Corporation") management of information currently available. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Corporation's control. These and other important factors, including those discussed under "Risk Factors" in the Corporation's Form 10-K for the year ended December 31, 2016, as well as the Corporation's other public filings with the Securities and Exchange Commission ("SEC"), may cause our actual results, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements are not, and should not be relied upon as, a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at or by which any such performance or results will be achieved. As a result, actual outcomes and results may differ materially from those expressed in forward-looking statements. We undertake no obligation to update or revise forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise, unless otherwise required by applicable securities law.



NORFOLK SOUTHERN

NORFOLK SOUTHERN CORPORATION
Three Commercial Place, Norfolk, Virginia 23510

NOTICE OF 2017 ANNUAL MEETING OF SHAREHOLDERS

DATE AND TIME
Thursday, May 11, 2017, 8:30 A.M., Eastern Daylight Time

LOCATION
Hilton Norfolk The Main
100 East Main Street
Norfolk, Virginia 23510

AGENDA
At the Annual Meeting, shareholders will vote on the following items:

1. Election of 13 directors for a one-year term.
2. Ratification of the appointment of KPMG LLP, independent registered public accounting firm, as our independent auditors for 2017.
3. Approval of advisory resolution on executive compensation.
4. Frequency of advisory resolution on executive compensation.

Such other business as properly may come before the meeting and any adjournments or postponements.

RECORD DATE
Only shareholders of record as of the close of business on March 2, 2017, will be entitled to notice of and to vote at the Annual Meeting.

VOTING
Each share of common stock is entitled to one vote on each of the items to be voted on at the Annual Meeting.

ADMISSION
Only shareholders or their legal proxies may attend the Annual Meeting. To be admitted, you must bring photo identification and – if you are a beneficial owner of shares held in street name – proof of stock ownership. Please refer to page 74 for more information about attending the Annual Meeting.

By order of the Board of Directors,

DENISE W. HUTSON
Corporate Secretary

Dated: March 22, 2017

YOUR VOTE IS VERY IMPORTANT
If you do not expect to attend the Annual Meeting, we urge you to vote by telephone, mobile device, Internet as described below, or, if you received your materials by mail, by marking, dating, and signing the proxy card and returning it in the accompanying envelope. You may revoke your proxy at any time before your shares are voted by following the procedures described in "Voting and Proxies" beginning on page 74.

PROXY VOTING METHODS
Even if you plan to attend the Annual Meeting in person, please vote right away by using one of the following advance voting methods (see "Voting and Proxies" beginning on page 74 for additional details). Make sure to have the proxy card or voting instruction form or Notice in hand and follow the instructions. You can vote in advance using the proxy card/voting instruction form in one of three ways:



Visit the website listed on the proxy card/voting instruction form or Notice to vote VIA THE INTERNET



Call the telephone number on the proxy card/voting instruction form or Notice to vote BY TELEPHONE



Sign, date, and return the proxy card/voting instruction form in the enclosed envelope to vote BY MAIL

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 11, 2017

Pursuant to rules promulgated by the Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials by notifying you of the availability of our proxy materials on the Internet. On March 22, 2017, we are sending a Notice of Availability of Proxy Materials ("Notice") to certain of our shareholders of record, and we are sending a paper copy of the proxy materials and proxy card to employee plan participants and those shareholders of record who have requested a paper copy. Brokers and other nominees who hold shares on behalf of beneficial owners may be sending their own similar notice.

In accordance with SEC rules, you may access our notice and proxy statement and annual report at *http://www.astproxyportal.com/ast/17278*, which does not have "cookies" that identify visitors to the site. The Notice also includes instructions for requesting a printed copy of the proxy materials. In addition, our notice and proxy statement and annual report are available on our website at www.nscorp.com.



March 22, 2017

Fellow Shareholder,

On behalf of your Board of Directors, I invite you to join us for our 2017 Annual Meeting of Shareholders on Thursday, May 11, 2017. This year, we will hold our meeting in Norfolk, Virginia. Details of the meeting are provided in the Notice of Meeting and the proxy statement.

In my letter to you last year, I described our five-year strategic plan and voiced strong support for Norfolk Southern's new senior management team. That support continues. We remain confident that this management team provides the right leadership to continue to drive shareholder value. Over the past year, your Board actively oversaw management's implementation of the strategic plan. I am pleased to report that the team met or exceeded key targets for 2016. In 2016, we achieved an all-time record full-year operating ratio and double-digit earnings per share growth, in spite of challenges from weak commodity prices and a sluggish industrial economy. Our performance in 2016 sets the stage for achieving our 2020 goals.

We maintained our commitment to shareholder returns while balancing our capital deployment. Your Board approved $695 million in total cash dividend payments and $803 million in share repurchases. Your Board also remained committed to excellence in governance. In 2016, as part of our board refreshment and succession planning practices, we elected two new members who enhance the Board's breadth of expertise and diversity. We also adopted a proxy access amendment to Norfolk Southern's Bylaws that provides a mechanism for shareholders to nominate board members.

We also paid close attention to the feedback that we received from you, our shareholders. We are proud of our shareholder engagement program, and your Board welcomes feedback from shareholders to ensure we understand the issues that are most important to you.

I encourage you to review the proxy materials and to vote as soon as possible, even if you are planning to join us at the Annual Meeting. **Your vote is important to us.**

Thank you for your continued investment in Norfolk Southern Corporation.

Sincerely,

Steven F. Leer

Steven F. Leer

Lead Director

TABLE OF CONTENTS

2017 PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement before voting.

VOTING MATTERS

Item	Description	Board Recommendation	Page
1	Election of directors	FOR EACH NOMINEE	7
2	Ratification of the appointment of our independent auditors	FOR	25
3	Approval of advisory resolution on executive compensation	FOR	27
4	Frequency of advisory resolution on executive compensation	ONE YEAR	68

DIRECTOR NOMINEES

- 12 of 13 director nominees are independent
- Highly-qualified directors with diversity of skills, background and experience
- Average director tenure is 5.7 years

Name	Age	Director Since	Principal Occupation	Independent	Committee Memberships
Thomas D. Bell, Jr.	67	2010	Chairman Mesa Capital Partners, LLC	✓	Compensation Executive Finance and Risk Management (Chair)
Erskine B. Bowles	71	2011	Senior Advisor and Non-Executive Vice Chairman BDT Capital Partners, LLC	✓	Compensation Finance and Risk Management
Robert A. Bradway	54	2011	Chairman and CEO Amgen, Inc.	✓	Audit Governance and Nominating
Wesley G. Bush	55	2012	Chairman, CEO and President Northrop Grumman Corp.	✓	Compensation Finance and Risk Management
Daniel A. Carp	68	2006	Former Chairman and CEO Eastman Kodak Company	✓	Compensation (Chair) Executive Governance and Nominating
Mitchell E. Daniels, Jr.	67	2016	President Purdue University	✓	Compensation Governance and Nominating
Marcela E. Donadio	62	2016	Former Partner and Americas Oil & Gas Sector Leader Ernst & Young LLP	✓	Audit Finance and Risk Management
Steven F. Leer (Lead Director)	64	1999	Former CEO and Chairman Arch Coal, Inc.	✓	Compensation Executive Governance and Nominating (Chair)
Michael D. Lockhart	67	2008	Former Chairman, President and CEO Armstrong World Industries, Inc.	✓	Audit Finance and Risk Management
Amy E. Miles	50	2014	Chair and CEO Regal Entertainment Group, Inc.	✓	Audit (Chair) Executive Governance and Nominating
Martin H. Nesbitt	54	2013	Co-Founder The Vistria Group	✓	Audit Finance and Risk Management
James A. Squires	55	2014	Chairman, President and CEO Norfolk Southern Corp.		Executive (Chair)
John R. Thompson	65	2013	Former Senior Vice President and General Manager BestBuy.com LLC	✓	Audit Governance and Nominating

BUSINESS HIGHLIGHTS

This summary provides highlights from our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission ("SEC") on February 6, 2017 (the "2016 Form 10-K"), and from our Fourth-Quarter Earnings Presentation, filed with the SEC on Form 8-K on January 25, 2017 (the "2017 Form 8-K"), to assist you in reviewing Norfolk Southern's 2016 performance. The information contained below is only a summary, and you should refer to the more comprehensive discussions contained in our 2016 Form 10-K, as supplemented by our Form 8-Ks filed during 2017, for additional information about these highlights.

DELIVERING ON OUR FIVE-YEAR STRATEGIC PLAN

2016 was a pivotal year as we began implementing our new strategic plan to reduce costs, drive profitability and accelerate growth.

STRATEGIC PLAN TO INCREASE SHAREHOLDER VALUE



Key Focus Areas	Key Financial Targets 2016	Key Financial Targets 2020
Optimize revenue – both pricing and volume	*Disciplined pricing increases above rail inflation*	
Improve productivity to deliver efficient and superior service	*Operating Ratio < 70*	*Operating Ratio < 65*
Increase asset utilization	*Double-digit compound annual EPS growth by 2020*	
Focus capital investment to support long-term value creation	*CapEx ~19% of revenue*	*CapEx ~17% of revenue*
Reward shareholders with significant return of capital	*Dividend payout target of ~33% over the longer term and continuation of dividend growth and significant share repurchases*	

We are on track to achieve our 2020 goals, and we expect to achieve $650 million in annual productivity savings by the end of the five-year period. We are well positioned for growth and have the flexibility to align resources and service capabilities with demand. We are steadfast in our commitment to meet evolving customer expectations, supporting long-term growth and increased shareholder value.

Our Board and management team are confident that this strategic plan will build long-term, sustainable value for all of our shareholders.

2016 BUSINESS HIGHLIGHTS

We delivered $250 million in productivity savings and recorded our best ever operating ratio of 68.9 percent for 2016, Jim Squires' first fiscal year as CEO. These results were achieved despite overall volume declines of 3 percent, a weak commodity market and a continuation of significant adverse changes in NS' traffic mix. Even in the face of this difficult economic environment, we achieved the 2016 targets of our strategic plan. While revenues were 6% lower than 2015, our focus on cost control and asset utilization allowed us to lower expenses by 11%. Diluted earnings per share increased 10% to $5.62 compared with $5.10 per diluted share in 2015.

We achieved improvements in service, and our network fluidity increased. Our composite service metric rose to above 80% for the year as compared to 72% in 2015, an 11% improvement. Our train speed increased by 9% for the year, and terminal dwell time improved by 7% for the year. We achieved this high level of performance while accomplishing strategic network and organizational changes.

Our achievements in 2016 included:

- improved employee productivity, including reduced overtime;
- improved locomotive and freight car productivity;
- better fuel efficiency;
- longer average train length;
- line and yard rationalizations;
- organizational restructurings; and
- proactive management of capital spending.

> Under Jim Squires' leadership as CEO, our new management team has achieved total shareholder return of 32.96% from June 1, 2015 to February 1, 2017 (monthly values) compared with 18.80% for the S&P Railroad Index and 12.01% for the S&P 500 Index over the same period.

Return on equity improved by 7.2% and return on assets improved by 4.5% in 2016 as compared with 2015 (based on data furnished by Bloomberg Financial Markets). We also provided significant returns of capital to shareholders. In 2016, we repurchased $803 million of Norfolk Southern stock to retire 9.2 million shares, and paid $695 million in dividends. We recently announced a 3% increase in our quarterly dividend, and have delivered a 13% compound annual growth in dividends per share over the last 10 years.

Total Shareholder Returns*



*   Assumes that the value of the investment in Norfolk Southern Corporation common stock and each index was $100 on Dec. 31, 2011, and that all dividends were reinvested. Data furnished by Bloomberg Financial Markets.

CORPORATE GOVERNANCE AND THE BOARD

<table>
<tr><td>ITEM
1</td><td>## ELECTION OF DIRECTORS</td></tr>
</table>

The following individuals have been nominated for election as directors for a one-year term expiring at the 2018 Annual Meeting: Thomas D. Bell, Jr., Erskine B. Bowles, Robert A. Bradway, Wesley G. Bush, Daniel A. Carp, Mitchell E. Daniels, Jr., Marcela E. Donadio, Steven F. Leer, Michael D. Lockhart, Amy E. Miles, Martin H. Nesbitt, James A. Squires and John R. Thompson.

If any nominee becomes unable to serve, your proxy will be voted for a substitute nominee to be designated by the Board of Directors, or the Board of Directors will reduce the number of directors.

So that you have information concerning the independence of the process by which our Board of Directors selected the nominees, we confirm, as required by the SEC, that (1) there are no family relationships among any of the nominees or among any of the nominees and any officer and (2) there is no arrangement or understanding between any nominee or director and any other person pursuant to which the nominee or director was selected.

> **The Board of Directors unanimously recommends that shareholders vote FOR each of the nominees for election as directors.**

Additional information on the experience and expertise of the director nominees can be found on the following pages.

NOMINEES



Director since: 2010
Committees:
Compensation
Executive
Finance and Risk
  Management
  (Chair)

THOMAS D. BELL, JR.
Independent

Mr. Bell, 67, is the Chairman of Mesa Capital Partners, a real estate investment company. Mr. Bell previously served as non-executive Chairman of SecurAmerica LLC, a provider of contract security services, from 2010 through 2012. He is also a director of Regal Entertainment Group, Inc. and Southern Company Gas (formerly AGL Resources).

Areas of Expertise: CEO/Senior Officer; Environmental and Safety; Governance/Board; Governmental Relations; Human Resources and Compensation; Marketing; Strategic Planning



Director since: 2011
Committees:
Compensation
Finance and Risk
  Management

ERSKINE B. BOWLES
Independent

Mr. Bowles, 71, has been a Senior Advisor and non-executive Vice Chairman of BDT Capital Partners, LLC, a merchant bank, since January 2012. He was Co-Chairman of the National Commission on Fiscal Responsibility and Reform, after serving as President of the University of North Carolina from 2006 to 2010. Mr. Bowles is also a director of Morgan Stanley and Facebook, Inc.

Areas of Expertise: CEO/Senior Officer; Finance and Accounting; Governance/Board; Governmental Relations; Human Resources and Compensation; Strategic Planning



Director since: 2011
Committees:
Audit
Governance and
   Nominating

ROBERT A. BRADWAY
Independent

Mr. Bradway, 54, has been Chief Executive Officer of Amgen, Inc., a biotechnology company, since May 2012 and Chairman of its board since January 2013. Mr. Bradway previously served as President and Chief Operating Officer of Amgen from May 2010 through May 2012 and was appointed to its Board in 2011. He served as Executive Vice President and Chief Financial Officer from 2007 to 2010. Mr. Bradway is also a director of The Boeing Company.

Areas of Expertise: CEO/Senior Officer; Environmental and Safety; Finance and Accounting; Governance/Board; Governmental Relations; Information Technology; Strategic Planning



Director since: 2012
Committees:
Compensation
Finance and Risk
   Management

WESLEY G. BUSH
Independent

Mr. Bush, 55, has been Chief Executive Officer and President of Northrop Grumman Corporation, a global aerospace and defense technology company, since 2010. He was elected to Northrop Grumman's board in 2009 and named Chairman in July 2011. Mr. Bush previously served as Northrop Grumman's President and Chief Operating Officer from 2007 to 2009, and Corporate Vice President and Chief Financial Officer from 2006 to 2007.

Areas of Expertise: CEO/Senior Officer; Environmental and Safety; Finance and Accounting; Governance/Board; Governmental Relations; Information Technology; Strategic Planning; Transportation



Director since: 2006
Committees:
Compensation (Chair)
Executive
Governance and
   Nominating

DANIEL A. CARP
Independent

Mr. Carp, 68, served as Chairman of the Board and Chief Executive Officer of Eastman Kodak Company from 2000 until his retirement in 2005. Mr. Carp is a director of Delta Air Lines, Inc., having been non-executive Chairman of its board from 2007 until May 2016. Mr. Carp is also a director of Texas Instruments Incorporated.

Areas of Expertise: CEO/Senior Officer; Governance/Board; Human Resources and Compensation; Information Technology; Strategic Planning; Transportation



Director since: 2016
Committees:
Compensation
Governance and
   Nominating

MITCHELL E. DANIELS, JR.
Independent

Mr. Daniels, 67, has been President of Purdue University since 2013 and served as Governor of Indiana from 2005 to 2013. From 1990 to 2000, Mr. Daniels worked for Eli Lilly and Company, holding the executive positions of President of North American Pharmaceutical Operations and Senior Vice President of Corporate Strategy and Policy. Mr. Daniels is also a director of Cerner Corp.

Areas of Expertise: CEO/Senior Officer; Finance and Accounting; Governance/Board; Governmental Relations; Strategic Planning



Director since: 2016
Committees:
Audit
Finance and Risk
    Management

MARCELA E. DONADIO
Independent

Ms. Donadio, 62, retired as a partner of Ernst & Young LLP, a multinational professional services firm, in 2014. From 2007 until her retirement, Ms. Donadio was Americas Oil & Gas Sector Leader, with responsibility for one of Ernst & Young's significant industry groups helping set firm strategy for oil and gas industry clients in the United States and throughout the Americas. Ms. Donadio is also a director of Marathon Oil Corp. and National Oilwell Varco Inc.

Areas of Expertise: CEO/Senior Officer; Finance and Accounting; Governance/Board; Human Resources and Compensation; Strategic Planning



Director since: 1999
Committees:
Compensation
Executive
Governance and
    Nominating (Chair)

STEVEN F. LEER
Independent

Mr. Leer, 64, served as the Chief Executive Officer of Arch Coal, Inc., a company engaged in coal mining and related businesses, from 1992 through 2012. He was Chairman of its board from 2006 through 2012 and its Executive Chairman from 2012 through 2014. He then served as Senior Advisor to the President and CEO of Arch Coal from 2014 through May 2015. Mr. Leer is also a director of Cenovus Energy Inc. and the non-executive Chairman of USG Corporation.

Areas of Expertise: CEO/Senior Officer; Environmental and Safety; Governance/Board; Human Resources and Compensation; Marketing; Strategic Planning; Transportation



Director since: 2008
Committees:
Audit
Finance and Risk
    Management

MICHAEL D. LOCKHART
Independent

Mr. Lockhart, 67, served as Chairman of the Board, President and Chief Executive Officer of Armstrong World Industries, Inc., and its predecessor, Armstrong Holdings, Inc., a leading global producer of flooring products and ceiling systems, from 2000 until his retirement in February 2010. Mr. Lockhart previously served as Chairman and Chief Executive Officer of General Signal Corporation, a diversified manufacturer, from September 1995 until it was acquired in 1998.

Areas of Expertise: CEO/Senior Officer; Environmental and Safety; Finance and Accounting; Governance/Board; Marketing; Strategic Planning; Transportation



Director since: 2014
Committees:
Audit (Chair)
Executive
Governance and
    Nominating

AMY E. MILES
Independent

Ms. Miles, 50, has been a director and Chief Executive Officer of Regal Entertainment Group, Inc., a leading motion picture exhibitor, since June 2009. She was named Chair of its board in March 2015. Ms. Miles previously served as Regal Entertainment's Executive Vice President, Chief Financial Officer and Treasurer from March 2002 through June 2009.

Areas of Expertise: CEO/Senior Officer; Finance and Accounting; Governance/Board; Marketing; Strategic Planning



Director since: 2013
Committees:
Audit
Finance and Risk
    Management

MARTIN H. NESBITT
Independent

Mr. Nesbitt, 54, is the Co-Founder of The Vistria Group, a private equity firm. Mr. Nesbitt previously served as President and Chief Executive Officer of PRG Parking Management, LLC, an off-airport parking management company, and Managing Director of Green Courte Partners, LLC, a real estate investment firm, until 2012. Mr. Nesbitt is also a director of Jones Lang LaSalle Inc. and American Airlines Group Inc.

Areas of Expertise: CEO/Senior Officer; Finance and Accounting; Governance/Board; Governmental Relations; Marketing; Strategic Planning



Director since: 2014
Committees:
Executive (Chair)

JAMES A. SQUIRES

Mr. Squires, 55, has been President of Norfolk Southern since 2013 and Chief Executive Officer since June 2015. Mr. Squires was named Chairman of the Board of Norfolk Southern in October 2015. Mr. Squires previously served as Norfolk Southern's Executive Vice President-Administration, Executive Vice President-Finance and Chief Financial Officer, Senior Vice President Finance, Senior Vice President Law, and Vice President Law.

Areas of Expertise: CEO/Senior Officer; Finance and Accounting; Governance/Board; Governmental Relations; Human Resources and Compensation; Strategic Planning; Transportation



Director since: 2013
Committees:
Audit
Governance and
    Nominating

JOHN R. THOMPSON
Independent

Mr. Thompson, 65, served as a government relations consultant for Best Buy Co., Inc., a multinational consumer electronics corporation, from October 2012 to April 2016, and as Senior Vice President and General Manager of BestBuy.com LLC, a subsidiary of Best Buy Co., Inc., from 2002 through 2012. Mr. Thompson was formerly a director of Belk, Inc. and Wendy's International, Inc.

Areas of Expertise: CEO/Senior Officer; Finance and Accounting; Governance/Board; Governmental Relations; Information Technology; Marketing; Strategic Planning

QUALIFICATIONS OF DIRECTORS AND NOMINEES

Our directors have diverse backgrounds and provide critical experience and expertise to Norfolk Southern. The Governance and Nominating Committee carefully considers the experience and qualifications of each director standing for re-election and potential nominee for election, to ensure that the Board can effectively carry out its oversight role on behalf of our shareholders.

The Governance and Nominating Committee has identified ten areas of expertise that are of particular importance to Norfolk Southern given the nature of our business and our expectations for the future of our company. The categories identified by the Governance and Nominating Committee are as follows:

CEO/Senior Officer	Experience working as a CEO or senior executive of a major public, private or non-profit entity.
Environmental and Safety	A thorough understanding of safety and environmental issues and transportation industry regulations.
Finance and Accounting	Senior executive level experience in financial accounting and reporting, auditing, corporate finance and/or internal controls.
Governance/Board	Prior or current experience as a board member of a major organization (public, private or non-profit entity).
Governmental Relations	Experience in or a strong understanding of the workings of government and public policy on a local, state and national level.
Human Resources and Compensation	Senior executive level experience or membership on a board compensation committee with an extensive understanding of compensation programs, particularly compensation programs for executive level employees and incentive based compensation programs.
Information Technology	Senior executive level or board experience with information technology issues for a major public, private or non-profit entity.
Marketing	Senior executive level experience in marketing combined with a strong working knowledge of Norfolk Southern's markets, customers and strategy.
Strategic Planning	Senior executive level experience in strategic planning for a major public, private or non-profit entity.
Transportation	Extensive knowledge and experience in the transportation industry, either as a senior executive of a transportation or logistics company or as a senior executive of a customer of a transportation company.

The table and chart below summarize the areas of expertise that our Governance and Nominating Committee has identified as being represented on our Board, both from an individual and collective standpoint. In addition to these areas of expertise, the Governance and Nominating Committee also considers ethical integrity, board dynamics, reputation of potential nominees, recommendations of director search firms, and diversity of the Board.

Norfolk Southern defines diversity as the collective mixture of similarities and differences that impact our workforce, workplace, and marketplace. Our Governance and Nominating Committee views diversity broadly, seeking to nominate individuals from varied backgrounds, perspectives, and experiences. The Governance and Nominating Committee does not have a specific written policy on the diversity of the Board of Directors at this time. However, more information on Norfolk Southern's diversity principles and philosophy can be found on our website on the "Work at NS" page under "Learn more about NS."

	Bell	Bowles	Bradway	Bush	Carp	Daniels	Donadio	Leer	Lockhart	Miles	Nesbitt	Squires	Thompson
CEO/Senior Officer	•	•	•	•	•	•	•	•	•	•	•	•	•
Environmental and Safety	•		•	•				•	•				
Finance and Accounting		•	•	•		•	•		•	•	•	•	•
Governance/ Board	•	•	•	•	•	•	•	•	•	•	•	•	•
Governmental Relations	•	•	•	•		•					•	•	•
HR and Compensation	•	•			•		•	•				•	
Information Technology			•	•	•								•
Marketing	•							•	•	•	•		•
Strategic Planning	•	•	•	•	•	•	•	•	•	•	•	•	•
Transportation				•	•			•	•			•	


CEO/Senior Officer
13
Environmental and Safety
5
Finance and Accounting
10
Governance/Board
13
Governmental Relations
8
HR and Compensation
6
Information Technology
4
Marketing
6
Strategic Planning
13
Transportation
5

More information on director qualifications and nomination is contained in Norfolk Southern's Corporate Governance Guidelines, posted on the "Invest in NS" page under "Governance Documents" on our website.

DIRECTOR INDEPENDENCE

The Board of Directors has considered whether the members of our Board of Directors are independent. A director is considered "independent" if the Board determines that the director has no material relationship with Norfolk Southern (directly or as a partner, shareholder or officer of an organization that has a relationship with Norfolk Southern). The Board makes these determinations after full deliberation, considering all relevant facts and circumstances. To aid in its evaluation of director independence, the Board has adopted categorical independence standards. Under the standards, an individual director is "independent," unless the Board determines otherwise, if none of the following relationships exists between Norfolk Southern and the director:

- the director is, or has been within the last three years, an employee, or an immediate family member of the director is, or has been within the last three years, an Executive Officer, of Norfolk Southern or any of our consolidated subsidiaries;

- the director or an immediate family member of the director has received during any twelve-month period within the last three years more than $120,000 in direct compensation from Norfolk Southern or any of our consolidated subsidiaries, other than director and committee fees and deferred compensation for prior service (provided such deferred compensation is not contingent in any way on continued service);

- (a) the director is a current partner or employee of a present or former internal or external auditor of Norfolk Southern or any of our consolidated subsidiaries, (b) the director has an immediate family member who is a current partner of such a firm, (c) the director has an immediate family member who is a current employee of such a firm and personally works on Norfolk Southern's audit, or (d) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on Norfolk Southern's audit within that time;

- the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where one of our Executive Officers serves as a director and sits on that company's compensation committee;

- the director is an executive officer or employee, or an immediate family member of the director is an executive officer, of a company that makes payments to, or receives payments from, Norfolk Southern or any of our consolidated subsidiaries for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues; and

- the director is an executive officer or compensated employee, or an immediate family member of the director is an executive officer, of a charitable organization that receives donations from Norfolk Southern, any of our consolidated subsidiaries or the Norfolk Southern Foundation in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such charitable organization's donations.

For purposes of these categorical standards, "immediate family member" has the definition used in the New York Stock Exchange's Listing Standards. These categorical independence standards are available on our website at www.nscorp.com on the "Invest in NS" page under "Governance Documents."

The Board has determined that all the director nominees other than Mr. Squires satisfy the above categorical standards and qualify as independent directors of Norfolk Southern. Mr. Squires serves as our Chairman, President and Chief Executive Officer and, therefore, is not an independent director. In making these independence determinations, our Board of Directors considered the following transaction:

- The Norfolk Southern Foundation made two charitable grants to Purdue University during the past three years, pursuant to Norfolk Southern's College Partnership program: $20,000 in 2016 and $15,000 in 2015. From time-to-time, the Norfolk Southern Foundation may make charitable contributions pursuant to the Foundation's employee-directed matching gift program; over the past three years, matching gifts to Purdue University have not exceeded $5,000. Mr. Daniels has been President of Purdue University since January 2013.

  This transaction did not exceed our categorical independence standard and was not sufficiently material as to require disclosure as a Related Persons Transaction under Item 404(a) of Regulation S-K. In addition, the Board considered this relationship in its nomination of Mr. Daniels and determined that his independence as a director of Norfolk Southern is not impaired.

GOVERNANCE FRAMEWORK AND PRACTICES

The Board of Directors has adopted Corporate Governance Guidelines that, among other matters, describe procedures for shareholders and other interested parties who wish to contact the non-employee members of the Board (the "outside" directors). The Corporate Governance Guidelines are available on our website at www.nscorp.com on the "Invest in NS" page under "Governance Documents."

BOARD LEADERSHIP STRUCTURE

Mr. Squires has served as Chief Executive Officer since June 1, 2015 and as Chairman since October 1, 2015. While the Board believes that combining the CEO and Chairman positions provides a leadership structure that is in the best interests of Norfolk Southern and our shareholders, the Board of Directors recognizes the importance of strong independent board leadership and has provided for such leadership by designating a Lead Independent Director, as discussed in detail below under "Lead Independent Director."

Combining the CEO and Chairman positions provides for consistency of leadership of the Board and management and maintains clear lines of authority. Given that Mr. Squires' knowledge of the Corporation is more extensive than that of any other director, he is particularly well equipped to lead the Board and set the Board's agenda in collaboration with our Lead Independent Director. Further, Mr. Squires' experience gives him a depth of knowledge about the broader industry that the Board believes is a highly valuable feature for the Chairman.

LEAD INDEPENDENT DIRECTOR

In order to provide strong independent Board leadership, the Board's leadership structure is enhanced by the role of our Lead Independent Director, who:

- is selected from the independent directors of the Board by the independent directors;
- presides at all meetings of the Board at which the Chairman is not present, including all meetings of the outside directors;
- calls additional meetings of the outside directors as necessary;
- serves as a liaison between the Chairman and CEO and the independent directors, conferring with the Chairman and CEO on a number of topics, including the effectiveness of Board meetings;
- develops and approves, together with the Chairman and CEO, Board and committee meeting agendas, meeting schedules, and other materials to be distributed to the Board in order to ensure sufficient time for informed discussions of complex issues;
- monitors the flow of information from the committee chairs to the directors, reviews shareholder communications, meets with significant shareholders as appropriate, and interviews potential director candidates; and
- presides over our annual board self-evaluation process.

Mr. Leer was selected by the independent directors to be our Lead Independent Director in 2013. Mr. Leer is an experienced director with extensive knowledge of Norfolk Southern's business, drawing from his perspectives both as a board member and as a former customer. While Mr. Leer has extensive experience as a public company CEO and chairman, because he is not currently a standing executive he is able to devote extensive time and focus to his role as Lead Independent Director. Mr. Leer has served as a director of Norfolk Southern through two leadership transitions and has been instrumental in providing continuity in the leadership of the Board, and in facilitating communication amongst board members.

More information on the position of Lead Independent Director is contained in Norfolk Southern's Corporate Governance Guidelines, posted on the "Invest in NS" page under "Governance Documents" on our website.

BOARD SELF-EVALUATION PROCESS

Our Lead Independent Director presides over our annual board self-evaluation process. For the 2016 evaluation, the Board retained a third-party firm to facilitate the evaluation, with evaluation results sent directly to the directors without input or interpretation by management. The evaluation included an assessment of the effectiveness of the Board and its committees, director performance, board dynamics, the effectiveness of our Lead Independent Director and committee chairs, and the level of independence between the Lead Independent Director and our Chairman and CEO. The individual assessments were organized and summarized for discussion by our Lead Independent Director with the Board. In addition, our Lead Independent Director supplemented the evaluation process with one-on-one reviews with individual directors following the evaluation as he deemed appropriate. The Board believes utilizing a third-party firm and reviewing and updating the questionnaire each year as appropriate ensure the evaluation process remains robust and that the process is free from any conflicts of interest and is truly an independent review.

BOARD REFRESHMENT AND SUCCESSION PLANNING POLICY

Our Governance and Nominating Committee adopted a policy under our Corporate Governance Guidelines requiring that it discuss succession planning for directors, including the committee chair and lead director positions, at least annually. The Committee considers any upcoming retirements under its retirement policy for directors, desired skills and expertise for the Board, and tenure of current directors. In evaluating tenure, the Committee reviews average tenure and distribution of individual tenures for the Board (that is, the number of directors having less than five years of service, five to ten years of service and over ten years of service), with the goal of maintaining an appropriate balance of new perspectives and longer-term expertise.



RETIREMENT POLICY

Under our Corporate Governance Guidelines, a director must retire effective as of the date of the annual meeting that falls on or next follows the date of that director's 72nd birthday.

DIRECTOR ELECTIONS MAJORITY VOTING POLICY AND RESIGNATION REQUIREMENT

Norfolk Southern's Bylaws require that in an uncontested election of directors, a director will be elected by a majority of votes cast. Any incumbent director who is not re-elected will promptly tender his or her resignation to the Board of Directors for consideration by our Governance and Nominating Committee. The Governance and Nominating Committee will promptly consider the resignation and recommend to the Board of Directors whether to accept or reject the tendered resignation. The Board of Directors will act on the Committee's recommendation within 90 days following certification of the election results. Any director who tenders his or her resignation pursuant to this provision will not participate in the

Governance and Nominating Committee's recommendation or Board of Directors' consideration regarding whether or not to accept the tendered resignation. If the resignation is accepted, the Governance and Nominating Committee will recommend to the Board whether to fill the vacancy or reduce the size of the Board. We will publicly disclose the Board of Directors' decision within four business days, including a full explanation of the process by which the decision was reached and, if applicable, the reasons why the Board rejected the director's resignation.

SHAREHOLDER ENGAGEMENT

Norfolk Southern regularly engages with its shareholders on governance issues, executive compensation issues, and other matters of interest to shareholders. During 2016, we continued our shareholder outreach program and met with many of our largest institutional investors. Our outreach program included one-on-one meetings, and involved two of our directors - including our Lead Independent Director - and our CEO, CFO, Director of Investor Relations, Corporate Secretary, and governance team. Feedback we received from shareholders was presented to our Board of Directors and to our Governance and Nominating Committee or Compensation Committee, as appropriate, for that committee's consideration. Our Governance and Nominating Committee, headed by our Lead Independent Director, discussed both the process for conducting this outreach program and the results of these shareholder meetings with our Board of Directors.

PROXY ACCESS

Our Board of Directors adopted a proxy access bylaw amendment in 2016 that permits a group of shareholders holding 3% of our outstanding shares for at least 3 years, and who otherwise comply with the Corporation's Bylaws, to nominate up to 20% of the Board of Directors (with a minimum of 2 nominees), with up to 20 shareholders permitted to aggregate their holdings to reach the 3% threshold. Our Bylaws are posted on our website on the "Invest in NS" page under "Governance Documents."

SPECIAL MEETINGS

A special meeting will be called by the Corporate Secretary of the Corporation upon written request by one or more shareholders who in the aggregate represent at least 20% of the Corporation's voting shares and who otherwise comply with the Corporation's Bylaws, which are posted on our website on the "Invest in NS" page under "Governance Documents."

RISK OVERSIGHT

Norfolk Southern considers and manages opportunities, threats, and uncertainties that may impact the Corporation's business objectives by employing a robust Enterprise Risk Management ("ERM") program. The ERM program supports the Corporation's achievement of business objectives by enabling a collaborative risk management environment to proactively identify, assess, monitor, and mitigate business risk.

While the Board of Directors is ultimately responsible for oversight of the ERM program, the Finance and Risk Management Committee has been delegated oversight of the ERM program. The Finance and Risk Management Committee:

- recommends ERM program procedures and processes to the Board;
- oversees the ERM program and requests reports from management on its monitoring and mitigation of risks;
- discusses with management the relationship between Norfolk Southern's risk appetite and business strategies; and
- collaborates with the Audit Committee to assist it in its review of major financial risk exposures and its oversight of the guidelines and policies used to govern the ERM program.

Other Board committees also play a role in risk oversight:

- The Audit Committee is responsible for oversight of ERM program guidelines and policies, and considers Norfolk Southern's major financial risk exposures, as well as risks associated with financial reporting and fraud.
- The Compensation Committee considers major compensation-related risks when reviewing our compensation strategy, plans and programs.

Management implements the ERM program through its Enterprise Risk Council. The Council is comprised of executive leadership and the chief risk officer, who coordinate with business leaders across Norfolk Southern to assess and mitigate enterprise risks. Management provides regular presentations and updates on risk management efforts to the Finance and Risk Management Committee. In addition, the Board or the Finance and Risk Management Committee may conduct additional risk assessments at any time, and the Board - and each of its committees - is empowered to engage outside advisors to assist in performing its risk oversight duties.

RELATED PERSONS TRANSACTIONS

During 2016, Norfolk Southern did not have any related persons transactions.

We may occasionally participate in transactions with certain "related persons." Related persons include our Executive Officers, directors, beneficial owners of 5% or more of our common stock, immediate family members of these persons, and entities in which one of these persons has a direct or indirect material interest. We refer to transactions with these related persons as "related persons transactions." We have adopted a written policy to prohibit related persons transactions unless they are determined to be in Norfolk Southern's best interests. Under this policy, the Audit Committee of our Board is responsible for the review and approval of each related persons transaction exceeding $120,000. In instances where it is not practicable or desirable to wait until the next meeting of the Audit Committee for review of a related persons transaction, the Chair of the Audit Committee has been delegated authority to act between Audit Committee meetings. The Audit Committee, or its Chair, considers all relevant factors when determining whether to approve a related persons transaction, including whether the proposed transaction is on terms and made under circumstances that are at least as favorable to Norfolk Southern as would be available in comparable transactions with or involving unaffiliated third parties. Among other relevant factors, they consider:

- the size of the transaction and the amount of consideration payable to the related person(s);
- the nature of the interest of the applicable director, director nominee, Executive Officer, or 5% shareholder, in the transaction; and
- whether we have developed an appropriate plan to monitor or otherwise manage the potential conflict of interest.

The Chair must report any action taken pursuant to this delegated authority to the Audit Committee at its next meeting. In addition, at the Audit Committee's first meeting of each fiscal year, it reviews all previously approved related persons transactions that remain ongoing and have a remaining term or remaining amounts payable to or receivable from us of more than $120,000. Based on all relevant facts and circumstances, taking into consideration our contractual obligations, the Audit Committee determines whether it is in our and our shareholders' best interest to continue, modify or terminate the related persons transaction.

THE THOROUGHBRED CODE OF ETHICS

The Board has approved and adopted The Thoroughbred Code of Ethics, which applies to all directors, officers and employees of Norfolk Southern, and a Code of Ethical Conduct for Senior Financial Officers that applies to specified financial officers. These documents and our Corporate Governance Guidelines are available on our website at www.nscorp.com on the "Invest in NS" page under "Governance Documents." Any shareholder may request printed copies of our Corporate Governance Guidelines, The Thoroughbred Code of Ethics or Code of Ethical Conduct for Senior Financial Officers by contacting: Denise W. Hutson, Corporate Secretary, Norfolk Southern Corporation, Three Commercial Place, 13th Floor, Norfolk, Virginia 23510-9219 (telephone 757-823-5567).

BOARD COMPOSITION AND ATTENDANCE

On November 28, 2016, the Board of Directors amended our Bylaws to increase the size of the Board from eleven to thirteen directors upon the election of Mr. Daniels and Ms. Donadio to the Board. Both nominees were recomended by a third-party director search firm.

The Board met seven times in 2016. Each director attended not less than 75% of the aggregate number of meetings of the Board and meetings of all committees on which such director served.

The Corporate Governance Guidelines also describe the Board's policy with respect to director attendance at the Annual Meeting of Shareholders, which provides that, to the extent possible, each director is expected to attend the Annual Meeting. In 2016, each of our then-current directors attended our Annual Meeting of Shareholders.

COMMITTEES OF THE BOARD

Our Board committees and their responsibilities are described below. Each committee operates under a charter approved by the Board of Directors which requires that the committee evaluate its performance at least annually. The committee's evaluation includes effectiveness, size and composition, the quality of information and presentations given to the committee by management, the suitability of the committee's duties and other issues that the committee deems appropriate. Copies of the committee charters are available on our website on the "Invest in NS" page under "Governance Documents" at www.nscorp.com. Any shareholder may request a printed copy of one or more of the committee charters by contacting: Denise W. Hutson, Corporate Secretary, Norfolk Southern Corporation, Three Commercial Place, 13th Floor, Norfolk, Virginia 23510-9219 (telephone 757-823-5567).

AUDIT COMMITTEE

Current members:
Amy E. Miles (Chair)
Robert A. Bradway
Marcela E. Donadio
Michael D. Lockhart
Martin H. Nesbitt
John R. Thompson

Meetings in 2016: Nine

All members of the Audit Committee are independent (see information under "Director Independence" on page 13), satisfy all additional requirements for service on an Audit Committee, as defined by the applicable New York Stock Exchange Listing Standards and SEC rules, and qualify as "audit committee financial experts," as that term is defined by SEC rules. No member of the Committee serves on more than three public company audit committees.

During 2016 the Audit Committee:
- assisted board oversight of the accuracy and integrity of our financial statements, financial reporting process and internal control systems;
- engaged an independent registered public accounting firm (subject to shareholder ratification) based on an assessment of their qualifications and independence, and pre-approved all fees associated with their engagement;
- evaluated the efforts and effectiveness of our independent registered public accounting firm and Audit and Compliance Department, including their independence and professionalism;
- facilitated communication among the Board, the independent registered public accounting firm, our financial and senior management and our Audit and Compliance Department;
- assisted board oversight of our compliance with applicable legal and regulatory requirements;
- reviewed procedures established for the receipt, retention, and treatment of complaints received, including confidential, anonymous submissions by employees, or others, of concerns regarding questionable accounting or auditing matters, and significant cases of alleged employee conflict of interest, ethical violations, misconduct, or fraud, the volume and nature of calls to the "Ethics and Compliance Hotline" and other matters similar in nature;
- discussed the Corporation's guidelines and policies with respect to risk assessment and risk management, including the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures; and
- prepared the "Audit Committee Report" that SEC rules require be included in our annual proxy statement.

COMPENSATION COMMITTEE

Current members: Daniel A. Carp (Chair)
Thomas D. Bell, Jr.
Erskine B. Bowles
Wesley G. Bush
Mitchell E. Daniels, Jr.
Steven F. Leer

Meetings in 2016: Seven

All members of the Compensation Committee are independent (see information under "Director Independence" on page 13) and satisfy all additional requirements for service on a Compensation Committee, as defined by the applicable New York Stock Exchange Listing Standards and the SEC rules.

During 2016 the Compensation Committee:

- considered and made recommendations to the Board concerning the compensation levels, plans and programs for the directors, chief executive officer and executive officers;

- reviewed and approved corporate goals and objectives relevant to the chief executive officer's compensation and considered and recommended to the independent members of the Board the compensation of the chief executive officer based on an evaluation of his performance relative to those corporate goals and objectives;

- considered the results of the shareholder advisory vote on executive compensation in connection with its review of Norfolk Southern's executive compensation strategy, plans and programs;

- provided oversight of each management annual incentive plan, deferred compensation plan, long-term incentive plan and other executive compensation plan that the Board has adopted and granted, recommended or approved awards under the plans;

- provided oversight of the design of our employee retirement plans;

- made any other compensation decisions for which it is desirable to achieve the protections afforded by Section 162(m) of the Internal Revenue Code, Rule 16b-3, or by other laws or regulations that may be or become relevant in this area and in which only disinterested directors may participate; and

- oversaw disclosures included in the Compensation Discussion and Analysis ("CD&A") and produced a Compensation Committee Report indicating that it has reviewed and discussed the CD&A with management and approved its inclusion in the annual proxy statement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee during 2016 were Daniel A. Carp, Chair, Thomas D. Bell, Jr., Erskine B. Bowles, Wesley G. Bush, Mitchell E. Daniels, Jr. (as of November 28, 2016), and Steven F. Leer. None of the these members have ever been employed by Norfolk Southern, and no members had any relationship with us during 2016 requiring disclosure as a transaction with a related person, promoter, or control person under Item 404 of Regulation S-K or under the Compensation Committee Interlocks disclosure requirements of Item 407(e)(4) of Regulation S-K.

EXECUTIVE COMMITTEE

Current members: James A. Squires (Chair)
Thomas D. Bell, Jr.
Daniel A. Carp
Steven F. Leer
Amy E. Miles

Meetings in 2016: Two

When the Board is not in session, and except as otherwise provided by law, the Executive Committee has and may exercise all the authority of the Board, including the authority to declare a quarterly dividend on our common stock at the rate of the quarterly dividend most recently declared by the Board. All actions taken by the Executive Committee are reported to the Board at its next meeting and are subject to revision or alteration by the Board.

FINANCE AND RISK MANAGEMENT COMMITTEE

Current members: Thomas D. Bell, Jr. (Chair)
Erskine B. Bowles
Wesley G. Bush
Marcela E. Donadio
Michael D. Lockhart
Martin H. Nesbitt

Meetings in 2016: Five

All members of the Finance and Risk Management Committee are independent (see information under "Director Independence" on page 13).

During 2016 the Finance and Risk Management Committee:

- oversaw implementation of policies concerning our capital structure, including evaluating the appropriate structure of our long-term debt, mix of long-term debt and equity, and strategies to manage our interest burden, and recommended to the Board the declaration of dividends, share repurchases and the issuance of debt and equity securities;

- reviewed and evaluated tax and treasury matters and financial returns of our transactions, including management of cash flows, tax planning activities and evaluating financial returns of proposed mergers, acquisitions and divestitures; and

- provided oversight of our Enterprise Risk Management program, including recommending Enterprise Risk Management procedures and processes to the Board, requesting reports from management on its monitoring and mitigation of risks, and discussing with management the relationship between Norfolk Southern's risk appetite and business strategies.

GOVERNANCE AND NOMINATING COMMITTEE

Current members: Steven F. Leer (Chair)
Robert A. Bradway
Daniel A. Carp
Mitchell E. Daniels, Jr.
Amy E. Miles
John R. Thompson

Meetings in 2016: Seven

All members of the Governance and Nominating Committee are independent (see information under "Director Independence" on page 13).

During 2016 the Governance and Nominating Committee:

- recommended to the Board qualified individuals to be nominated as members of the Board;

- recommended to the Board qualified individuals to be elected as our officers;

- evaluated and considered whether to recommend the adoption of any amendments to our Corporate Governance Guidelines;

- monitored legislative developments relevant to us and oversaw efforts to affect legislation and other public policy;

- provided oversight of our political contributions and charitable giving;

- oversaw our relations with shareholders; and

- monitored corporate governance trends and practices and made recommendations to the Board of Directors concerning corporate governance issues.

COMPENSATION OF DIRECTORS

2016 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE[1]

Name (a)	Fees Earned or Paid in Cash[2] ($) (b)	Stock Awards[3] ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($) (f)	All Other Compensation[5] ($) (g)	Total ($) (h)
Thomas D. Bell, Jr.	110,000	149,782	0	0	0	37,265	297,046
Erskine B. Bowles	90,000	149,782	0	0	0	59,765	299,546
Robert A. Bradway	90,000	149,782	0	0	0	5,765	245,546
Wesley G. Bush	90,000	149,782	0	0	0	2,265	242,046
Daniel A. Carp	110,000	149,782	0	0	0	13,665	273,446
Mitchell E. Daniels, Jr.	22,500	13,456	0	0	0	0	35,956
Marcela E. Donadio	22,500	13,456	0	0	0	0	35,956
Karen N. Horn	55,000	149,782	0	0	0	23,242	228,023
Steven F. Leer	142,500	149,782	0	0	11,068	7,515	310,864
Michael D. Lockhart	102,500	149,782	0	0	0	2,265	254,546
Amy E. Miles	105,000	149,782	0	0	0	22,265	277,046
Martin H. Nesbitt	90,000	149,782	0	0	0	39,359	279,140
John R. Thompson	95,000	149,782	0	0	0	12,348	257,130

[1]   Mr. Squires received no compensation for Board or committee service in 2016, and Mr. Squires will not receive compensation for Board or committee service in 2017. Therefore, neither this table nor the narrative that follows contains compensation information for Mr. Squires. For compensation information for Mr. Squires, see the Summary Compensation Table on page 45 of this proxy statement.

[2]   Includes amounts elected to be received on a deferred basis pursuant to the Directors' Deferred Fee Plan. For a discussion of this plan, as well as our other director compensation plans, see the narrative discussion below.

[3]   For all directors, represents the full grant date fair value computed in accordance with FASB ASC Topic 718 of the restricted stock units granted pursuant to our Long-Term Incentive Plan. Each director serving on January 28, 2016 received 2,130 restricted stock units, and Mr. Daniels and Ms. Donadio received a grant of 130 restricted stock units based on the directors' annual grant made in January 2016 and prorated for the number of days Mr. Daniels and Ms. Donadio would each serve as a director in 2016. As of December 31, 2016, each director other than Mr. Daniels and Ms. Donadio held 3,000 restricted shares granted pursuant to the Directors' Restricted Stock Plan to each non-employee director upon election to the Board before 2015, and as of December 31, 2016, the directors held restricted stock units in the following amounts: Mr. Bell, 16,789; Mr. Bowles, 10,408; Mr. Bradway, 10,408; Mr. Bush, 8,070; Mr. Carp, 33,295; Mr. Daniels, 130; Ms. Donadio, 130; Dr. Horn, 5,418; Mr. Leer, 67,896; Mr. Lockhart, 21,732; Ms. Miles, 5,418; Mr. Nesbitt, 5,418; and Mr. Thompson, 5,418. See below under "Non-Employee Director Compensation—Long-Term Incentive Plan" for more information regarding these restricted stock units.

[4]   Represents the amounts by which 2016 interest accrued on fees deferred prior to 2001 by Mr. Leer under the Directors' Deferred Fee Plan exceeded 120% of the applicable Federal long-term rate provided in Section 1274(d) of the Internal Revenue Code.

[5]   Includes (i) the dollar amounts we contributed to charitable organizations on behalf of directors pursuant to our matching gifts programs as follows: Mr. Bell, $35,000; Mr. Bowles, $57,500; Mr. Bradway, $3,500; Mr. Bush, $0; Mr. Carp, $11,400; Mr. Daniels, $0; Ms. Donadio, $0; Dr. Horn, $15,000; Mr. Leer, $3,750; Mr. Lockhart, $0; Ms. Miles, $20,000; Mr. Nesbitt, $37,094; and Mr. Thompson, $7,000, and (ii) each director's proportional cost of NS-owned life insurance policies used to partially fund the Directors' Charitable Award Program. We do not regard these contributions as compensation; however, this disclosure is required by SEC rules. For further discussion of the Directors' Charitable Award Program, see the narrative discussion below. Because a director must serve on our Board for one year prior to becoming eligible for the Directors' Charitable Award Program, no portion of this cost was allocated to Mr. Daniels or Ms. Donadio.

NON-EMPLOYEE DIRECTOR COMPENSATION

Below is a discussion of the material factors necessary to an understanding of the compensation disclosed in the above table.

How We Set Director Compensation. The Compensation Committee and the Board of Directors determine the annual compensation of non-employee directors each year. The Committee consults with its compensation consultant on the director compensation program and reviews survey information to determine whether changes are advisable. The Committee reviews both a comparison to the market amount of compensation paid to directors serving on boards of similar companies and reviews the allocation of this compensation between cash retainer and equity grants. In general, the Compensation Committee and the Board seek to make any changes to non-employee director compensation in a gradual and incremental fashion.

Fees. In 2016, each member of the Board received a quarterly fee of $22,500 for service on the Board and its standing committees. Directors who served as committee chairpersons received an additional quarterly fee of $5,000 for such service, while our Lead Independent Director received an additional quarterly fee of $12,500. For the first two quarters of 2016, members of the Special Litigation Committee (a special purpose committee) received an additional quarterly fee of $2,500, and the chairperson received a quarterly fee of $5,000.

Long-Term Incentive Plan. Each of our then current non-employee directors was granted 2,130 restricted stock units effective January 2016, and the two non-employee directors who joined the Board effective November 28, 2016 received a grant of 130 restricted stock units representing a prorated portion of the grant made in January 2016. Each restricted stock unit represents the economic equivalent of one share of our common stock, and will be settled in shares of our stock rather than cash. Stock units are credited with dividend equivalents as dividends are paid on our common stock, and the amount credited is converted into additional restricted stock units based on the fair market value of our stock on the dividend payment date. Upon leaving the Board, a director will receive the value of the restricted stock units in shares of our stock either in a lump sum distribution or in ten annual distributions, in accordance with an election made by each director.

Directors' Deferred Fee Plan. A director may elect to defer receipt of all or a portion of the director's compensation. Amounts deferred are credited to a separate account maintained in the name of each participating director. Six directors elected to defer compensation that would have been payable in 2016 into the Directors' Deferred Fee Plan.

Amounts deferred on or after January 1, 2001, are credited with variable earnings and/or losses based on the performance of hypothetical investment options selected by the director. The hypothetical investment options include NS stock units and various mutual funds as crediting indices. NS stock units are phantom units whose value is measured by the market value of shares of our common stock, but the units will be settled in cash, not in shares of stock. Amounts deferred on or after January 1, 2001, will be distributed in accordance with the director's elected distribution option in one lump sum or a stream of annual cash payments over 5, 10 or 15 years.

Amounts deferred before January 1, 2001, earn a fixed rate of interest, which is credited to the account at the beginning of each quarter. In general, the fixed interest rate is determined on the basis of the director's age at the time of the deferral: under age 45, 7%; age 45-54, 10%; age 55-60, 11%; and over age 60, 12%. Amounts set forth in the table above represent the extent to which these rates exceed 120% of the applicable federal long-term rate. The total amount so credited for amounts deferred before January 1, 2001 (including interest earned thereon) is distributed in ten annual installments beginning in the year following the year in which the participant ceases to be a director.

Our commitment to accrue and pay interest and/or earnings on amounts deferred is facilitated by the purchase of corporate-owned life insurance with the directors as insureds under the policies. If the Board of Directors determines at any time that changes in the law affect our ability to recover the cost of providing the benefits payable under the Directors' Deferred Fee Plan, the Board may reduce the interest and/or earnings on deferrals to a rate not less than one half the rate otherwise provided for in the Directors' Deferred Fee Plan.

Directors' Charitable Award Program. Each director who has served for one year is entitled to nominate up to five tax-exempt institutions to receive, in the aggregate, up to $500,000 from Norfolk Southern following the director's death. Directors are entitled to designate up to $100,000 per year of service until the $500,000 cap is reached. Following the director's death, we will distribute the donations in five equal annual installments.

The Directors' Charitable Award Program supports our long-standing commitment to contribute to educational, cultural and other appropriate charitable institutions and to encourage others to do the same. We fund some of the charitable contributions made under the program out of general corporate assets, and some of the charitable contributions with proceeds from life insurance policies we have purchased on some of the directors' lives. We are the owner and beneficiary of these policies, and the directors have no rights to any policy benefits. Upon directors' deaths, we receive these life insurance death benefits free of income tax, which provide a source from which we can be reimbursed for donations made under the program. Our cost of the life insurance premiums under the program is partially offset by tax deductions we take from making the charitable contributions. We allocate a proportional share of the cost of maintaining these policies during 2016 to each director eligible for the Directors' Charitable Award Program in the above table under "All Other Compensation," regardless of whether we purchased a life insurance policy with respect to each particular director.

Because we make the charitable contributions (and are entitled to the related deduction) and are the owner and the beneficiary of the life insurance policies, directors receive no direct financial benefit from this program. In the event the proceeds from any of these policies exceed the donations we are required to make under the program, we contribute the excess proceeds to the Norfolk Southern Foundation. Amounts the Norfolk Southern Foundation receives under this program may reduce what we otherwise would contribute from general corporate resources to support the Foundation's activities.

Directors' Physical Examinations. Before July 30, 2016, each non-employee director was entitled to reimbursement for a physical examination, up to $10,000 per calendar year. Two of our non-employee directors were entitled to reimbursement for such a physical examination, and this amount is included in "All Other Compensation" in the "2016 Non-Employee Director Compensation Table."

Directors' Restricted Stock Plan. Before 2015, each non-employee director received a grant of 3,000 shares of restricted stock upon election to the Board. Restricted stock is registered in the name of the director, who has the right to vote the shares and receive dividends, but restricted stock may not be sold, pledged or otherwise encumbered during the restriction period. The restriction period begins when the restricted stock is granted and ends on the earlier of death or the director ceasing to serve on the Board because of disability or retirement. Effective January 2015, the Board of Directors amended the Directors' Restricted Stock Plan to provide that no additional awards will be made under the plan, and alternate awards will be made to new directors under the Long-Term Incentive Plan.

SHARE OWNERSHIP GUIDELINES FOR DIRECTORS

Our Board of Directors has established as part of our Corporate Governance Guidelines that each non-employee director should own shares of Norfolk Southern stock equal to at least five times the annual amount of quarterly fees paid for service on the Board and its standing committees. The Board of Directors believes this stock ownership guideline is reasonable and aligns director and shareholder interests. Norfolk Southern common stock, restricted stock, and deferred and restricted stock units held in Norfolk Southern's Long-Term Incentive Plan or under the Directors' Deferred Fee Plan count toward this guideline. Directors may acquire such holdings over a five-year period. All directors currently meet this guideline or are expected to meet the guideline within the five-year period.

AUDIT COMMITTEE MATTERS

<table>
<tr><td>ITEM
2</td><td>**RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**</td></tr>
</table>

The Audit Committee of the Board of Directors has appointed KPMG LLP, independent registered public accounting firm, to perform the integrated audit of our consolidated financial statements and internal control over financial reporting for 2017. KPMG and its predecessors have been the Corporation's external auditor since 1983.

Selection of KPMG. The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the Corporation's independent registered public accounting firm and consequently is involved in the selection of the lead audit partner for the engagement. In addition, the Audit Committee is responsible for negotiating and approving the fees paid to KPMG. In determining whether to reappoint KPMG this year, the Committee reviewed KPMG's performance and independence and considered a number of factors, including:

- the quality of its interactions and discussion with KPMG;
- KPMG's performance in the audit engagement;
- the qualifications of the lead audit partner and audit team;
- KPMG's independence program and processes for maintaining independence;
- KPMG's expertise and global reach;
- the length of time KPMG has been engaged; and
- the potential impact of changing our independent registered public accounting firm.

Due to KPMG's high quality performance and strong independence, the Audit Committee and the Board of Directors believe that the continued engagement of KPMG as the Corporation's independent registered public accounting firm is in the best interests of the Corporation and its shareholders.

KPMG Fees. For the years ended December 31, 2016, and December 31, 2015, KPMG billed us for the following services:

	2016	2015
Audit Fees[1]	$ 2,616,000	$2,623,500
Audit-Related Fees[2]	$ 144,100	$ 144,100
Tax Fees[3]	$ 1,000	$ 286,205
All Other Fees	$ 0	$ 0
Total Fees	$ 2,761,100	$3,053,805

[1] Audit Fees include fees for the audit of our consolidated financial statements and internal control over financial reporting (integrated audit), the review of our consolidated financial statements included in our 10-Q filings, and services that are normally provided in connection with statutory and regulatory filings or engagements.

[2] Audit-Related Fees principally include fees for employee benefit plan audits and audits of subsidiaries and affiliates, and other attestation services.

[3] Tax Fees consist of tax advice, planning, and consulting services.

Pre-Approval Policy. The Audit Committee requires that management obtain the Committee's prior approval for all audit and permissible non-audit services. The Committee considers and approves at each January meeting anticipated services to be provided during the year, as well as the projected fees for those services. The Committee considers and pre-approves additional services and projected fees as needed at each meeting. The Audit Committee has delegated authority to its Chair to pre-approve services between meetings, provided that the Chair reports any such pre-approval to the Audit Committee at its next meeting. The Audit Committee will not approve non-audit engagements that would violate SEC rules or impair the independence of our independent registered public accounting firm. All services rendered to us by KPMG in 2016 and 2015 were pre-approved in accordance with these procedures.

Representatives of KPMG are expected to attend the 2017 Annual Meeting, and will have the opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

> **The Audit Committee unanimously recommends, and the Board of Directors concurs, that shareholders vote FOR the proposal to ratify the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2017.**

AUDIT COMMITTEE REPORT

Before our Annual Report on Form 10-K for the year ended December 31, 2016, was filed with the SEC, the Audit Committee of the Board of Directors reviewed and discussed with management our audited financial statements for the year ended December 31, 2016.

The Audit Committee has discussed with KPMG LLP, our independent registered public accounting firm, the matters required to be discussed by PCAOB Auditing Standard No. 16, "Communications with Audit Committees."

The Audit Committee also has received and reviewed the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the financial statements referred to above be included in our Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC.

Members of the Audit Committee

Amy E. Miles, *Chair*
Robert A. Bradway
Marcela E. Donadio
Michael D. Lockhart
Martin H. Nesbitt
John R. Thompson

EXECUTIVE COMPENSATION

ITEM 3

APPROVAL OF ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

We are asking our shareholders to vote to support the compensation of Norfolk Southern's Named Executive Officers, as disclosed in this proxy statement. Our executive compensation program is described in detail in the "Compensation Discussion and Analysis" beginning on page 30 and our "Executive Compensation Tables" beginning on page 45. This vote is not intended to address any specific item of compensation, but rather the overall compensation of Norfolk Southern's Named Executive Officers and the philosophy, policies, and practices described in this proxy statement. While this "Say-on-Pay" vote is advisory, and therefore not binding on the Board, the Compensation Committee will consider the results of the vote in evaluating our executive compensation program in the future.

As more fully described in our Compensation Discussion and Analysis, Norfolk Southern's executive compensation program is designed to align executives' compensation with the Corporation's overall business strategies, attract and retain highly qualified executives, and provide incentives that drive shareholder value. Accordingly, the compensation program consists of a mix of the following compensation components that the Committee believes best serves to achieve those objectives:

2016 CEO Target Total Compensation Mix   2016 Other NEOs Target Total Compensation Mix[1]



73% Long-Term Incentive Awards   54%
16% Annual Incentive   21%
11% Salary   25%

Long-Term Incentive Awards	Annual Incentive	Salary
• Target longer-term achievement of corporate objectives by aligning interest of executives with shareholders • Include performance shares that are earned over a 3-year performance cycle, stock options and time-based restricted stock units • See page 40 for further details	• Compensate executives based on achievement of annual corporate goals • Earn based on performance against financial, operational and service metrics • See page 38 for further details	• Help attract and retain executives • Provide a fixed level of compensation • See page 38 for further details

[1]   Average for Ms. Stewart, Ms. Earhart, Mr. Shaw and Mr. Wheeler. Omitted from this table are Mr. Hixon and Mr. Manion because they retired during 2016.

Under the direction of our Compensation Committee, our executive compensation program emphasizes performance-based compensation, including compensation that is contingent upon performance conditions or subsequent stock price appreciation. The Committee considers the annual cash incentive, long-term performance share units, and stock options to be performance-based awards. The annual cash incentive and performance share units are at risk of having no value unless threshold goals are achieved, and the stock options are at risk of having no value unless our stock price appreciates.

The Committee believes such performance-based compensation creates a strong alignment between the interests of our executive officers and our shareholders. In 2016, our Chief Executive Officer's target compensation was 78% performance-based, and the other Named Executive Officers' target compensation was on average 67.5% performance-based.

The Committee establishes financial, operating and network performance measures for the annual cash incentive, and financial and stock performance criteria for our performance share unit (PSU) long-term stock incentive, and establishes challenging goals that must be met for threshold, target or maximum payouts to be awarded. For the annual and long-term incentives that ended in 2016, the results were as follows:

- *2016 Annual Incentive:* Our Named Executive Officers earned 35.8% of their annual cash incentive opportunity based on achieving above-target performance levels for the operating ratio and the composite service measure. The threshold performance measure was not met for the operating income portion of the annual cash incentive for 2016, so no award was earned for the portion of the annual incentive corresponding to this performance metric.

- *2014-2016 PSU Performance Cycle:* A 43.0% payout was achieved for the 3-year cycle, based on performance against goals that were established in January 2014 for two equally weighted metrics, return on average invested capital and relative total shareholder return.

The Committee grants stock options with a ten-year term, providing incentives to our executives to promote long-term shareholder interests. Stock options are inextricably linked to the creation of shareholder value, since options generate value for executives when Norfolk Southern creates value for shareholders through price appreciation.

In 2016, the Committee also granted an accelerated turnaround incentive (ATI) that will pay out only if Norfolk Southern accelerates achievement of its five-year strategic plan goals for operating ratio and earnings per share. The award was granted in the form of a PSU with a three-year term and targeting the 2020 strategic plan goals of an operating ratio below 65 and double digit compound annual growth in earnings per share before 2020.

Shareholders have repeatedly expressed strong support for Norfolk Southern's executive compensation program. We regularly engage in a shareholder outreach program to solicit feedback concerning our executive compensation program. This process allows shareholders to provide input to the Compensation Committee on our executive compensation program and disclosure beyond the annual advisory vote on compensation. In the meetings held during 2016, shareholders expressed satisfaction with Norfolk Southern's compensation program and with our disclosures related to the program in the proxy statement.

SHAREHOLDER SUPPORT FOR NORFOLK SOUTHERN'S EXECUTIVE COMPENSATION PROGRAM

The Board of Directors and its Compensation Committee believe the compensation program for the Named Executive Officers is appropriately designed to support Norfolk Southern's goals. Since this advisory vote was first held in 2011, shareholders have agreed, as they have strongly supported our executive compensation program with 94% or more of the votes cast each year in favor of our executive compensation program.

Historical "Say-on-Pay" Voting Results (For)



We therefore ask that you express your support by voting FOR the following advisory resolution:

> RESOLVED, that the shareholders of Norfolk Southern Corporation approve, on an advisory basis, the compensation of the individuals identified in the Summary Compensation Table, as disclosed in the proxy statement for the 2017 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2016 Summary Compensation Table and the other related tables and disclosures.

The Board of Directors unanimously recommends that shareholders vote FOR the advisory resolution approving the compensation of our Named Executive Officers.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of our Board of Directors oversees the executive compensation program on behalf of the Board. In fulfilling its oversight responsibilities, we reviewed and discussed with management the "Compensation Discussion and Analysis" set forth in this proxy statement.

The Compensation Discussion and Analysis discloses the material elements of Norfolk Southern's executive compensation program. We are committed to a compensation program that is designed to align executives' compensation with Norfolk Southern's overall business strategies, attract and retain highly qualified executives, and provide incentives that drive shareholder value. The Compensation Discussion and Analysis describes how our decisions regarding Norfolk Southern's executive compensation program for 2016 implemented these design elements.

In reliance on the review and discussions with management referred to above, we recommended to the Board that the Compensation Discussion and Analysis be included in Norfolk Southern's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and our proxy statement to be filed in connection with our 2017 Annual Meeting of Shareholders, each of which will be filed with the SEC.

Members of the Compensation Committee

Daniel A. Carp, *Chair*
Thomas D. Bell, Jr.
Erskine B. Bowles
Wesley G. Bush
Mitchell E. Daniels, Jr.
Steven F. Leer

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the objectives, governance and policies that guide our executive compensation program, the compensation components that made up that program during 2016, and the performance goals and results.

EXECUTIVE SUMMARY

OUR EXECUTIVE COMPENSATION PROGRAM

The following chart summarizes the key characteristics and performance measures that apply to the compensation program for our Named Executive Officers:

Element	Form	Key Characteristics & Performance Metrics
Base Salary	**Fixed Cash**	• Reviewed annually and periodically adjusted based on market data, individual performance and experience, changes in position or duties or other circumstances
Annual Incentive	**Performance Based Cash**	• Designed to compensate executives based on achievement of annual corporate performance goals • Performance metrics chosen to encourage employees to do all they can individually and as a team to increase revenue, reduce expenses and improve operating performance • **Performance metrics for 2016:**  ■ **Operating income** ■ **Operating ratio** ■ **Composite service measure** *(weighted average of adherence to operating plan (30%), connection performance (30%) and train performance (40%))*
Long-Term Incentive Awards	**Performance Share Units (50%)**	• Performance measures chosen to promote enhancement of shareholder value and efficient utilization of corporate assets • **Performance metrics for 2016:**  ■ **After-tax return on average invested capital** ■ **Total shareholder return measure** *(relative to publicly-traded North American Class I railroads and a secondary measure relative to S&P 500)* • Vests at the end of a 3-year period if 3-year performance goals are achieved
	Stock Options (35%)	• Provides ability to retain key employees and at the same time increase shareholder value • Vests on the 4th anniversary of the date of grant
	Restricted Stock Units (15%)	• Serves as a key retention tool for valued members of management • Vests on the 5th anniversary of the date of grant

2016 COMPENSATION ALIGNMENT

At Norfolk Southern, our Compensation Committee aligns compensation to performance by emphasizing performance-based compensation components. These components include an annual cash incentive, long-term performance share units with a 3-year cycle, and stock options.

In January 2016, Norfolk Southern announced its five-year strategic plan to streamline the Corporation's operations and drive profitability and growth. Under the strategic plan, Norfolk Southern's goal was to achieve an operating ratio below 70 in 2016, and is to achieve an operating ratio less than 65 by 2020 and double-digit annual earnings per share growth by 2020, along with focused capital investment to support long-term value creation and significant return of capital to shareholders. Norfolk Southern is intensely focused on executing these initiatives to drive long-term shareholder value.

As described in the "Business Highlights" beginning on page 5, Norfolk Southern's five-year strategic plan goals already have shown results in 2016, including a record operating ratio for the year of 68.9%, strong diluted earnings per share growth of 10% as compared with 2015 to $5.62, and service improvements as reflected by a 8% improvement in our composite service metric as compared with 2015. These annual results were achieved in spite of economic headwinds, including a weak commodity market, and decreased revenues resulting from ongoing adverse traffic mix changes associated with increased intermodal and decreased coal volumes. While revenues were 6% lower than 2015, our focus on cost control and asset utilization allowed us to lower expenses by 11%, achieving a 7% increase in net income.

The Committee is committed to tying executives' annual and long-term incentive compensation to Norfolk Southern's performance and strategic plan goals.

> **Annual Incentive.** Norfolk Southern exceeded the 2016 target goals for operating ratio and the composite service measure and did not meet the threshold goal for operating income, resulting in a payout of 35.8% of the annual incentive opportunity for the Named Executive Officers.

> **Performance Share Units.** Our Named Executive Officers earned 43.0% of performance share units for the 3-year cycle ending in 2016, based on equally weighted goals for total shareholder return (TSR) and after-tax return on average invested capital. We achieved a 50% payout for TSR for the three-year cycle, and a payout of 36.0% for after-tax return on average invested capital reflecting our strong 2014 revenues and decreasing 2015 and 2016 revenues in light of ongoing traffic mix changes and deteriorating economic conditions.

LEADING COMPENSATION GOVERNANCE PRACTICES

Embedded in our overall executive compensation program are features that reflect leading governance principles and demonstrate our commitment to best practices in executive compensation:

We Do	We Do Not Do
✔ **Stock Ownership Guidelines**, for CEO – 5 times annual salary; for EVPs – 3 times annual salary	✘ **Pledging or hedging** of Norfolk Southern securities
✔ **Clawback provisions** in both annual and long-term incentives	✘ **Stock option repricing**, reloads or exchanges without shareholder approval
✔ **Directly link** the Corporation's performance, including the Corporation's stock-price performance, to pay outcomes	✘ **Stock options granted below fair market value**, as all stock options are priced during an open window period after the release of earnings
✔ **Disclose metrics** for annual and long-term incentives earned	✘ **Tax gross-ups on perquisites, or excise tax gross-ups on change-in-control benefits**
✔ **Independent compensation consultant** that is hired by and reports directly to the Compensation Committee	✘ **Individual employment agreements or individual supplemental retirement plans**
✔ **Annual Say-on-Pay vote**	✘ **Single trigger change-in-control agreements**

KEY 2016 COMPENSATION DECISIONS

As the Compensation Committee continues its focus on aligning executives' compensation with Norfolk Southern's strategic plan goals and overall business strategies, attracting and retaining highly qualified executives, and providing incentives that drive shareholder value, the Committee made the following key decisions with respect to executive compensation for 2016:

- *Established Challenging 2016 Annual Incentive Performance Targets.* In January 2016, the Committee set challenging financial, operating and service targets which, if met, would have produced a 65% annual incentive payout. In establishing performance targets for 2016, the Committee considered:
  - Norfolk Southern's continued challenging business environment;
  - weaker than expected economic growth in 2015;
  - the change in Norfolk Southern's traffic mix;
  - weak commodity markets; and
  - overall economic factors in the rail industry.

The Committee determined that the performance levels that it established for the 2015 annual incentive, which had resulted in no annual incentive payout in 2015, had proved unattainable in the face of these formidable economic and business conditions that were not within Norfolk Southern's control.

Given the high bar the Committee established in 2015, and in consideration of these macroeconomic challenges, the Committee:

- decreased the performance necessary to achieve a payout at the threshold, target and maximum levels for operating income and the composite service metric and decreased the target and maximum levels for operating ratio, as compared with the 2015 metrics;

- increased the performance necessary for the threshold level to achieve a payout for the operating ratio as compared with the 2015 metric; and

- established 2016 annual incentive goals so that if Norfolk Southern's 2016 performance had equaled its 2015 performance, there would not be any payout for the 2016 annual incentive, thereby setting challenging 2016 performance targets.

Against these challenging performance measures, Norfolk Southern achieved a 35.8% payout of its 2016 annual incentive. That payout was below the targeted 65% and below the ten-year average annual incentive payout of 56.2% for a second consecutive year.

- ***Established Compensation for CEO.*** Mr. Squires was appointed as the new Chief Executive Officer in mid-2015, and the Committee established his 2016 compensation based on his first full year in the position. The Committee's 2016 compensation award for Mr. Squires provided 73% of his targeted compensation in the form of equity-based awards that are aligned with shareholder interests, and 78% as performance-based compensation.

- ***Granted Long-Term Incentive Awards That Are Performance-Based.*** The Committee continued to grant annual long-term incentive awards, the majority of which consist of options and performance share units, whose ultimate value is based on shareholder return and which may not have any value at the end of the performance or vesting period.

  - In addition to these annual long-term incentive awards, the Committee granted a three-year, accelerated turnaround incentive in the form of performance share units that will payout only if Norfolk Southern accelerates accomplishment of its five-year strategic plan goals for both operating ratio and earnings per share before 2020, reflecting Norfolk Southern's need to both drive growth and control costs during that time period.

- ***Reviewed Perquisites and Discontinued Reimbursement for Tax Preparation and Financial Planning.*** After reviewing perquisite practices, the Committee discontinued the reimbursement for tax preparation and financial counseling services for the executive officers for services rendered after July 2016.

OUR 2016 NAMED EXECUTIVE OFFICERS

Name	Position
James A. Squires	Chairman, President and Chief Executive Officer
Marta R. Stewart	Executive Vice President Finance and Chief Financial Officer
Cynthia C. Earhart	Executive Vice President Administration and Chief Information Officer
Alan H. Shaw	Executive Vice President and Chief Marketing Officer
Michael J. Wheeler	Executive Vice President and Chief Operating Officer
James A. Hixon	Former Executive Vice President Law and Corporate Relations
Mark D. Manion	Former Executive Vice President and Chief Operating Officer

OBJECTIVES OF COMPENSATION PROGRAM

Norfolk Southern's executive compensation program is primarily designed to:

- Align executives' compensation with overall business strategies.

- Attract and retain highly qualified executives.

- Provide incentives that drive shareholder value.

COMPENSATION GOVERNANCE

The Compensation Committee works closely with its independent compensation consultant throughout the year to develop the executive compensation program and to align pay with performance and with pay at comparable companies. While the Compensation Committee discusses current and proposed compensation structures with management, the Committee acts independently of management and has the full authority to retain any advisors it deems appropriate to assist it in making these decisions.

USE OF INDEPENDENT COMPENSATION CONSULTANT

The Committee engaged an independent compensation consultant, Pay Governance LLC, to provide executive compensation consulting services during 2016. Pay Governance does not provide services to Norfolk Southern other than those provided at the request of the Committee.

At the Committee's request, Pay Governance compiled compensation data for the peer group selected by the Committee. Pay Governance also provided requested reports and information to the Committee. Pay Governance attended Committee meetings as requested by the Committee. The Committee used the information provided by Pay Governance as a starting point for its compensation decisions.

More specifically, in 2016, Pay Governance:

- conducted a market pay assessment of Norfolk Southern's compensation levels relative to both the competitive market and Norfolk Southern's compensation philosophy, including identifying and reviewing available market benchmark positions and pay data;

- assisted Norfolk Southern with the development of long-term incentive grant guidelines for the officer and management groups, based on Pay Governance's competitive pay assessment;

- reviewed emerging trends and issues in executive compensation with the Committee and discussed the implications for Norfolk Southern; and

- provided an analysis of the difficulty of achieving the threshold, target and maximum performance goals for the annual incentive and the performance share units, and of the current plans' effectiveness in driving achievement of threshold, target, and maximum payouts.

For 2016 and 2017, following a review of its records and policies, Pay Governance provided the Compensation Committee with a report regarding its conformance with independence factors under applicable SEC rules and the listing standards of the NYSE. The Committee considered the independence factors and determined that Pay Governance is independent and free from potential conflicts of interest.

PERFORMANCE REVIEWS

The Committee annually reviews the performance of the Chief Executive Officer and considers this performance when establishing his compensation package. The Committee also reviews the performance of the other Named Executive Officers with the assistance of the Chief Executive Officer, and considers both its own assessment of the executives' performance and the assessment of the CEO in establishing a compensation package for the other Named Executive Officers.

COMMITTEE CONSIDERATION OF MANAGEMENT RECOMMENDATIONS

Management does not make recommendations on the compensation of the Chief Executive Officer. Pay Governance makes recommendations to the Committee on any adjustments to compensation for the Chief Executive Officer, and the Chief Executive Officer is not present when the Committee makes decisions on his compensation package.

The Chief Executive Officer and the Executive Vice President Administration and Chief Information Officer provide recommendations to the Compensation Committee on any adjustments to compensation for the Named Executive Officers, other than the Chief Executive Officer. Such adjustments are based on each individual's performance, level of responsibility, time in position, and internal pay equity.

In addition to individual adjustments, the Chief Executive Officer and Executive Vice President Administration and Chief Information Officer provide recommendations to the Committee on adjustments to compensation to address retention needs, performance goals, market pay equity, overall corporate performance, and general economic conditions. While the Committee considers the recommendations of management in these areas, it makes compensation decisions independently after considering Pay Governance's recommendations.

CONSIDERATION OF SHAREHOLDER ADVISORY VOTE ON COMPENSATION AND SHAREHOLDER ENGAGEMENT

At Norfolk Southern's 2016 Annual Meeting of Shareholders, approximately 94% of the votes cast supported the advisory resolution on the compensation of our Named Executive Officers. The Committee compared the results of the advisory vote to its peer group average results and the average results amongst the S&P 500 companies. The Committee viewed the results of the advisory vote as demonstrating broad shareholder support for our current executive compensation program. Given the results of the shareholder advisory vote and the Committee's ongoing review of Norfolk Southern's compensation programs, the Committee believes that our existing compensation program effectively aligns the interests of the Named Executive Officers with Norfolk Southern's long-term goals. While the shareholder vote on compensation is advisory in nature, the Board and Compensation Committee will carefully consider the results of any such vote in future compensation decisions.

Norfolk Southern engages in a shareholder outreach program with our institutional investors to solicit feedback concerning our executive compensation program, and this shareholder feedback is reported to the Committee and the Board for consideration. This process allows shareholders to provide input to the Compensation Committee on our executive compensation program and disclosure beyond the annual advisory vote on compensation. In response to specific concerns expressed by shareholders during these discussions, the Committee has taken several actions over the past years to enhance the design of, and disclosure about, our executive compensation program. Overall in these meetings our shareholders have expressed strong support for the compensation program and view it as aligning with performance.

COMPENSATION POLICIES

In setting compensation for the Named Executive Officers, our Compensation Committee considers:

- each officer's performance, experience, qualifications, responsibilities, and tenure;
- current and historical salary levels, targeted annual incentive opportunities and long-term incentive awards;
- expected corporate performance and general economic conditions; and
- comparative market data, provided by the independent compensation consultant, for other North American Class I railroads, as a guideline. The Committee considers total direct compensation (salary plus annual incentive plus the expected value of long-term incentive awards) relative to the 50th percentile for the Chief Executive Officer and the other Named Executive Officers as compared to the peer group.

The Committee does not consider amounts realized from prior performance-based or stock-based compensation awards when setting the current year's target total direct compensation, regardless of whether such realized amounts may have resulted in a higher or a lower payout than targeted in prior years. Since the nature and purpose of performance-based and stock-based compensation is to tie executives' compensation to future performance, the Committee believes that considering amounts realized from prior compensation awards in making current compensation decisions is inconsistent with this purpose.

PEER GROUP

Our Compensation Committee monitors the continuing appropriateness of its selection of the peer group companies. The Committee believes its focus should be on ensuring the peer group includes the other North American Class I railroads because Norfolk Southern is primarily in competition with those companies for key executive talent. As a result, the Committee determined that reference to the pay levels at the other North American Class I railroads was the most relevant comparator for the Named Executive Officers. The North American Class I railroads that make up the peer group companies for 2016 ("Peer Group Companies") are: BNSF Railway, Canadian National Railway, Canadian Pacific Railway, CSX, Kansas City Southern, and Union Pacific.

Our Committee applies its executive compensation policies consistently to all Named Executive Officers, and the application of these policies produces differing amounts of compensation for each officer based on his or her responsibilities and tenure as compared to the compensation set for comparable positions by the Peer Group Companies. In setting the Chief Executive Officer's compensation, the Committee strives to balance comparative market data for chief executive officers of Peer Group Companies with its goal to provide incentive opportunities that are significantly performance-based and thus designed to drive shareholder value. Because the Chief Executive Officer's job carries the highest level of responsibility and has the greatest ability to drive shareholder value, his total compensation contains a higher performance-based component than that of the other Named Executive Officers.

COMPENSATION COMPONENTS
OVERVIEW

Our Compensation Committee has designed a balanced compensation program that provides our Named Executive Officers with an appropriate base salary along with competitive annual and long-term incentive compensation. The program directly links executives' compensation to Norfolk Southern's strategic goals and financial performance, and thus aligns their interests with those of our shareholders. Norfolk Southern's total compensation for its Named Executive Officers is weighted heavily toward performance-based incentive compensation, rather than base salary, so that a substantial portion of targeted executive compensation aligns with shareholder interests.

2016 CEO Target Total Compensation Mix*



*   PSU component does not include accelerated turnaround incentive (ATI) awards granted as PSUs, as no value is assigned to those awards as assessed in accordance with FASB ASC Topic 718.

2016 Average Target Total Compensation Mix for Continuing NEOs*



* Reflects the average percentage of target compensation for Ms. Stewart, Ms. Earhart, Mr. Shaw and Mr. Wheeler. PSU component does not include accelerated turnaround incentive (ATI) awards granted as PSUs, as no value is assigned to those awards as assessed in accordance with FASB ASC Topic 718.

In setting executives' total direct compensation and the compensation component mix, the Committee considers the advice of its independent compensation consultant and then makes its own judgments to determine appropriate compensation levels and mix. The Committee considers each executive's performance, role, time in position and internal pay equity. In addition, the Committee uses market data of the Peer Group Companies when available as a reference point for determining the appropriate compensation, considering where the expected total direct compensation for the upcoming year falls relative to the 50th percentile for the Chief Executive Officer and the other Named Executive Officers. In making its final determinations, the Committee generally gives greater consideration to comparable market data and performance for seasoned incumbents and to factors such as tenure and internal pay equity for those newer in their role.

After considering the available market data and other considerations, at the beginning of 2016, the Committee:

- determined that the total direct compensation targets for Mr. Squires, Ms. Stewart, Ms. Earhart, Mr. Hixon, and Mr. Manion were appropriate, and therefore did not change any components of their total direct compensation for 2016; and

- established the total direct compensation targets for Mr. Shaw and Mr. Wheeler as a result of their promotion to the Executive Vice President level.

For 2016, the portion of total direct compensation awarded as total cash compensation versus long-term incentive compensation was approximately:



*   Mr. Hixon and Mr. Manion are omitted from this table because they retired during 2016. No value is assigned to accelerated turnaround incentive (ATI) awards granted as PSUs, as assessed in accordance with FASB ASC Topic 718

Our Committee further considers the portion of total direct compensation to be awarded as long-term compensation and how the long-term portion should be allocated among stock options, performance share units, and restricted stock units. This allocation is based on general market practices, compensation trends, governance practices, and business issues facing Norfolk Southern. In making this determination, the Committee takes into account the potential dilutive effect of stock-based awards, including guidance on these measures from proxy advisory services, and further considers the purpose behind each element of long-term compensation and how the allocation among these elements will support its overall compensation objectives. For 2016, the Committee retained the same percentage allocation of awards as was granted in 2015, with the exception of the accelerated turnaround incentive awards granted in 2016 in the form of PSUs and a stock option award granted to Mr. Squires in June 2015 upon his appointment to the position of Chief Executive Officer.

2016 Target Mix of Long-Term Incentive Plan Awards for Executive Officers*



*   PSU component does not include accelerated turnaround incentive (ATI) awards granted as PSUs as no value is assigned to those awards as assessed in accordance with FASB ASC Topic 718.

SALARIES

The Board establishes competitive base salaries for our executive officers to attract and retain key executive talent. Our Compensation Committee reviews the Named Executive Officers' base salaries annually and periodically makes recommendations to Norfolk Southern's Board of Directors to adjust salaries based on market data, individual performance and experience, changes in position or duties, or for other circumstances.

After the Committee's annual salary review in January 2016, the Committee recommended increases in Mr. Shaw's and Mr. Wheeler's salaries for 2016, and the Board approved these changes. Mr. Wheeler's salary increase was effective in February 2016, effective as of his promotion to Executive Vice President and Chief Operating Officer. The Committee did not recommend any adjustments to Mr. Squires', Ms. Stewart's, Ms. Earhart's, Mr. Hixon's or Mr. Manion's salaries for 2016, as the Committee determined that those salaries were appropriate.

ANNUAL INCENTIVE

Each of our Named Executive Officers participates in Norfolk Southern's Executive Management Incentive Plan ("EMIP"), which is designed to compensate executives based on achievement of annual corporate performance goals. Each year, the Compensation Committee establishes a maximum opportunity for each Named Executive Officer. The maximum opportunity is determined using relevant market data and internal pay equity, and is expressed as a percentage of base salary:

$$\text{Annual Base Salary} \times [\text{Maximum Opportunity} - \text{Committee's Discretionary Adjustment}] \times \text{Company Payout Percentage Earned}$$

For 2016, the Committee established a maximum opportunity for the Chief Executive Officer of 250% of base salary and a maximum opportunity for each of the Executive Vice Presidents of 145% of his or her base salary. The maximum annual incentive award that each Named Executive Officer is eligible to receive is not the amount expected to be paid to an executive, but is instead the highest amount that the Committee may award as performance-based compensation while preserving deductibility under Section 162(m) of the Internal Revenue Code. The Committee has no discretion to increase the payout above the maximum opportunity under the EMIP. The Committee chose these maximum opportunities to permit flexibility in the event of unusual and exceptional circumstances, and its expectation, absent such circumstances, was to approve payouts that correspond to a 225% opportunity for the Chief Executive Officer and a 135% opportunity for Executive Vice Presidents to align more closely with market pay positions. As described earlier, the Committee established performance targets which, if met, would result in payments equal to 146% and 88%, respectively (which equals in each case 65% of the respective annual incentive opportunity).

The Committee may reduce the annual incentive paid to any executive based on performance. For 2016, the Committee did not make any adjustments to the annual incentive payout based on individual performance, and approved payouts to Mr. Squires based on a 225% opportunity and to the Executive Vice presidents based on a 135% opportunity. The annual incentive amounts paid for 2016 and reported as "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table are based on the formula described below applied to these opportunities.

Under EMIP, each participant has an opportunity to earn an annual incentive that is determined by Norfolk Southern's performance relative to goals established by the Committee. In 2016, the Committee established goals for operating income, operating ratio, and the composite service measure, weighted 50%, 35% and 15% respectively.

The Committee selected operating income, consisting of operating revenue less the sum of operating expenses, as a measure of the corporation's financial profitability. Operating ratio, or operating expenses as a percentage of revenue, is a measure of operational efficiency.

The composite service measure is the weighted average of train performance, connection performance, and adherence to operating plan, with weights of 40%, 30% and 30% respectively. Each measure is based on objective performance targets, and the composite service measure is based on goals for each of the three individual service measures. The composite service measure is an indication of the overall performance of our rail network and reflects service performance to our customers. These measures are used operationally by management and are highly visible to our employees. As a result, the Committee selected these three service measures as the best available internal standard to evaluate Norfolk Southern's overall customer service performance.

The portions of the annual incentive based on operating income, operating ratio and the composite service measure each vest independently, so it is possible to earn an annual incentive by achieving the threshold on only one of these metrics. The Committee selected these metrics for 2016 because it believed that use of such metrics encourages employees to do all they can individually and as a team to increase revenue, reduce expenses, and improve operating performance.

The Committee sets performance levels required to achieve 100% of the annual incentive opportunity so that the full amount is only earned in years where our results are exceptional. Performance levels required to achieve target payout at the 65% level are set at levels considered challenging with a reasonable likelihood of being achieved and that represent strong levels of performance based on Norfolk Southern's overall business outlook, general economic conditions expected during the performance year and long-term strategic plan. Performance levels for the operating ratio and operating income measures are established based on the annual financial plan approved by the Board at the beginning of the year. The performance levels for the composite service measure are selected by the Committee based on management recommendations and reflect rigorous operational goals.

For 2016, the Committee set the following threshold, target and maximum payouts for the annual incentive:

	If Norfolk Southern achieved only one of each threshold performance measure listed below, then a threshold payout of:	If Norfolk Southern achieved the target or maximum performance measures listed below, then a payout of:	
Operating Income	**Threshold**	**Target**	**Maximum**
Outcome	$3.140	$3.378	≥ $3.600
Payout	18.5%	64%	100%
	or	and	and
Operating ratio	**Threshold**	**Target**	**Maximum**
Outcome	69.9%	69.1%	≤ 68.5%
Payout	13.0%	66%	100%
	or	and	and
Composite Service Measure	**Threshold**	**Target**	**Maximum**
Outcome	72.5%	79.0%	≥ 81.8%
Payout	4.5%	67%	100%

The dollar amounts corresponding to the above-listed threshold, target and maximum opportunities for each of the Named Executive Officers can be found in the "Grants of Plan-Based Awards Table."

For each of the three performance measures, the Committee sets performance levels and resulting payouts at intervals between the threshold, target and maximum. In establishing the performance measures for the annual incentive for 2016, the Committee considered Norfolk Southern's continued challenging business environment and the goals of the five-year strategic plan. The Committee determined that Norfolk Southern's 2016 expectations for decreased revenues were due to a challenging economic environment and thus, as compared with 2015, decreased the performance necessary to achieve any payout for the operating income metric, and the performance necessary to achieve the target and maximum payout levels for the operating ratio metric. The Committee further recognized that the change in Norfolk Southern's traffic mix made it more difficult to achieve prior service levels and therefore, as compared with 2015, decreased the performance necessary to achieve a payout under the composite service metric. The Committee also considered Norfolk Southern's need to aggressively control costs and to be in line with the strategic plan goals and increased the threshold performance necessary to achieve a payout for operating ratio as compared with 2015. Finally, the Committee increased the risk for below-target performance by narrowing the scale between the threshold and targets for the operating income and operating ratio measures. The 2016 performance targets remained challenging because if Norfolk Southern's 2016 performance had equaled its 2015 performance, there would not have been any payout for the 2016 annual incentive.

The final percentage for the annual incentive is calculated using a weighted average of the payouts for each performance measure as illustrated below:

Operating Income (billions) 50%		Operating Ratio 35%			Composite Service Measure 15%	
OI	Payout	OR	Payout		CSM	Payout
$3.600	100%	68.5%	100%		81.8%	100%
$3.500	78%	68.8%	78%		80.3%	78%
$3.378	64%	69.1%	66%		79.0%	67%
$3.270	55%	69.5%	55%		76.6%	52%
$3.14	37%	69.9%	37%		72.5%	30%
<$3.14	0%	>69.9%	0%		<72.5%	0%

Actual results for the year were applied to each schedule to determine the earned 2016 award, as detailed below:

Performance Metric	Performance	% of Award Earned	Component Weighting	Subtotal
Operating Income (billions)	$3.074	0%	50%	0%
Operating Ratio	68.9%	70%	35%	24.5%
Composite Service Measure	80.0%	75%	15%	11.3%
Total (rounded)				**35.8%**

Under the terms of the Executive Management Incentive Plan, the annual incentive paid to any individual executive under the plan will not exceed the lesser of three-tenths of one percent of Norfolk Southern's income from railway operations for the incentive year or ten million dollars.

LONG-TERM INCENTIVE AWARDS

Norfolk Southern believes the most effective means to achieve long-term corporate performance is to align the interests of our Named Executive Officers with shareholders. The Committee achieves this alignment by granting equity-based awards that are earned based on continued employment, and at least half of which vest on achievement of pre-determined performance goals. The Compensation Committee believes that the use of long-term incentive compensation for executives reinforces their focus on the importance of returns to shareholders, promotes achievement of long-term performance goals, and encourages executive retention.

In January 2016, the Committee allocated its annual long-term incentive awards 50% as performance share units, 35% as stock options, and 15% as restricted stock units. Executives were required to enter into an agreement not to engage in competing employment as a condition of receiving the 2016 award. Subsequently, the Committee made an award of performance share units in February 2016 intended to incent accelerated achievement of Norfolk Southern's five-year plan strategic goals.

Performance Share Units. Norfolk Southern uses performance share units to reward the achievement of performance goals over a 3-year period. Performance share units settle in shares of Norfolk Southern common stock after the Committee certifies the extent to which the performance goals were attained. At the time of grant, Norfolk Southern uses the estimated grant date fair values of the performance share unit awards for market comparison purposes.

For 2016, the Committee established performance goals at the time of grant for two equally weighted criteria: after-tax return on average invested capital and a total shareholder return measure. Vesting of one-half of the shares is based on after-tax return on average invested capital, which the Committee believes is an important indicator to shareholders of a capital-intensive company such as Norfolk Southern. Vesting of the other half of the shares is based on Norfolk Southern's total shareholder return as compared with the shareholder return of the other publicly-traded North American Class I railroads and a secondary measure based on a comparison of Norfolk Southern's shareholder return to the S&P 500, with each shareholder return measurement reflecting the return over the entire 3-year period. The Committee capped the earnout for the TSR goal at the 50% target when the 3-year TSR is negative, regardless of whether Norfolk Southern has outperformed its peer group on a relative basis, to better align payout with shareholder returns. Each half of performance share units granted vests independently of the other half and its respective performance metrics. The Committee believes that the use of the metrics described above promotes the enhancement of shareholder value and efficient utilization of corporate assets.

For the 2014-2016 performance cycle, the performance criteria and resulting earn-out percentages are as follows:

Performance Metric		% of PSUs Earned 2014-2016
NS Three-Year Total Shareholder Return ("TSR") vs. North American Class I Railroads#	1st	100%
	2nd	75%
	3rd	50%
	4th	25%*
*Minimum 40% earnout if NS TSR > median S&P 500 TSR for 3-year period	5th	0%*
#Ranking excludes any Class I Railroad that is not publicly traded	6th	0%*
Three-Year Average After-Tax Return on Average Invested Capital	≥12%	100%
	11.650%	75%
	8.875%	25%
	<8.5%	0%

The earned award for the 2014-2016 performance cycle was determined as follows:

Performance Metric	Performance	% of Award Earned
Three-Year Total Shareholder Return vs. North American Class I Railroads	3rd	50%
Three-Year Average After-Tax Return on Average Invested Capital	9.7%	36.0%
Total (sum of % of Award Earned divided by 2 for one-half weighting of each of the components)		**43.0%**

Stock Options. Norfolk Southern believes that use of stock options provides us with the ability to retain key employees and at the same time increase shareholder value since the value of the options is only realized if our stock price increases from the date on which the options are granted. For 2016, the Committee maintained a four-year cliff-vesting period to encourage retention of key employees and awarded dividend equivalent payments on options during the four-year vesting period. The value of the option awarded is adjusted to recognize the effect of the dividend equivalents.

The Committee has never issued backdated option grants. Options are priced on the effective date of the grant at the higher of (i) the closing price or (ii) the average of the high and low price on the effective date of the grant. In addition, the Long-Term Incentive Plan prohibits repricing of outstanding stock options without the approval of shareholders.

We grant nonqualified stock options annually at the regularly scheduled January meeting of the Compensation Committee. The Committee approves all option grants at the level of Vice President and above. Under the terms of the Long-Term Incentive Plan, the effective date of the grant is the first day of the trading window during which executives are permitted to trade in Norfolk Southern's securities following the release of Norfolk Southern's financial results for the prior year. This establishes a prospective effective date to price the options.

Restricted Stock Units. Norfolk Southern believes that the use of time-based restricted stock units serves as a key retention tool for valued members of management. For 2016, the Committee granted restricted stock units that vest on the fifth anniversary of the date of grant and which settle in whole shares of Norfolk Southern common stock.

Accelerated Turnaround Incentives. The Committee established a special performance share unit award in February 2016, called the "Accelerated Turnaround Incentive" or "ATI". The ATI PSU program provides an additional incentive for early achievement of the operational and financial goals that are tied to Norfolk Southern's five-year strategic plan. Norfolk Southern's efforts to drive increased shareholder value under the five-year strategic plan include:

- an operating ratio below 65 by 2020; and
- double digit compound annual growth rate in earnings per share by 2020.

The ATI PSU measure is based solely on the 2018 results for operating ratio and diluted earnings per share. The Committee established performance goals for operating ratio and diluted earnings per share as equally weighted performance criteria with earnouts as follows if the strategic plan goals are achieved in 2018:

Threshold	No payout of the ATI PSUs will be made unless at least the target level is achieved.
Target	If five-year strategic plan year 2019 goals for **both** operating ratio **and** diluted earnings per share results are achieved in 2018, then 50% of ATI PSUs will be earned.
Maximum	If five-year strategic plan year 2020 operating ratio and diluted earnings per share goals are achieved in 2018, then 100% of ATI PSUs will be earned.

The payout is interpolated between the target and maximum levels. Therefore, if at least the target goal is achieved for diluted earnings per share and for operating ratio, but the maximum performance for either is not achieved, the earnout will be based on an evenly interpolated value between 50% and 100% for the measure. ATI PSUs that are earned, if any, will settle in shares of Norfolk Southern common stock in 2019 after the Committee certifies the extent to which the performance goals were achieved.

The Committee established the number of Performance Share Units for the award based on the stock price on the date of grant and a target value of $1 million for the award for the Chief Executive Officer and a target value of $500,000 for the awards for the Executive Vice Presidents. No value is assigned to the ATI PSUs in the Stock Awards column of the Summary Compensation Table or the Grants of Plan-Based Awards Table because of the unlikelihood of achieving the threshold measure as assessed in accordance with FASB ASC Topic 718.

RETIREMENT PLANS AND PROGRAMS

Norfolk Southern believes that its Retirement Plan and Supplemental Benefit Plan provide it with the ability to retain key employees over a longer period. Norfolk Southern sponsors a qualified defined benefit pension plan that provides a benefit based on age, service and a percentage of final average compensation. Norfolk Southern also sponsors a nonqualified supplemental benefit plan that restores the retirement benefit for amounts in excess of the Internal Revenue Code limitations for tax-qualified retirement plans, provides a retirement benefit for salary or annual incentive that is deferred under Norfolk Southern's deferred compensation plans, and allows for possible use in providing enhanced retirement benefits for certain executives. In addition to supporting the goal to retain key employees, the Committee believes the supplemental benefit plan also recognizes, rewards and encourages contributions by its key employees and maintains internal equity by ensuring that pension benefit levels are based on relative compensation levels of each participant. Further information on the Retirement Plan and Supplemental Benefit Plan may be found in the "Narrative to Pension Benefits Table."

Norfolk Southern maintains the Executives' Deferred Compensation Plan (the "EDCP") for the benefit of the Named Executive Officers and certain other employees. The purpose of the EDCP is to provide executives with the opportunity to defer compensation and earnings until retirement or another specified date or event. The type of compensation eligible for deferral includes base salary and the annual incentive. Further information on the EDCP may be found in the "Narrative to Nonqualified Deferred Compensation Table."

OTHER BENEFITS AND PERQUISITES

Norfolk Southern provides the Named Executive Officers with certain health and welfare benefits, a tax-qualified 401(k) plan, and certain other perquisites that the Committee believes are necessary to retain Executive Officers and to enhance their productivity. The value of perquisites is considered as part of the total compensation package when other elements are evaluated.

Our Board of Directors has directed and requires the Chief Executive Officer, and his family and guests when appropriate, to use Norfolk Southern's aircraft whenever reasonably possible for air travel. The Board believes that such use of the corporate aircraft promotes the best interests of Norfolk Southern by generally ensuring the immediate availability of the Chief Executive Officer and by providing a prompt, efficient means of travel in view of the need for security in such travel. For the same reasons, our Board of Directors has determined that the Chief Executive Officer may authorize employees and their guests to use the corporate aircraft for purposes that further the Corporation's business interests. Such non-business use by other employees and their guests is infrequent. Other perquisites include executive physicals, personal use of company facilities, and certain approved spousal travel. In July 2016, our Board of Directors discontinued reimbursements for tax preparation and financial planning services for our executive officers, as the Committee determined that the additional reimbursement provided for these services did not reduce the risk associated with such activities, nor the amount of time or attention that the executive officers needed to devote to such activities. Norfolk Southern does not make tax gross-up payments on perquisites for the Named Executive Officers or provide them with company cars.

Norfolk Southern believes that the benefits and perquisites described above are appropriate to remain competitive compared to other companies and to promote retention of these officers.

IMPACT OF THE TAX TREATMENT OF AWARDS ON NORFOLK SOUTHERN'S COMPENSATION POLICIES

Our executive compensation program has been carefully considered in light of the applicable tax rules. Section 162(m) of the Internal Revenue Code generally provides that a publicly held company may not deduct compensation paid to certain of its top executive officers to the extent such compensation exceeds $1 million per executive officer in any year. However, limited exceptions to Section 162(m) apply with respect to "qualified performance-based compensation," as defined in the Internal Revenue Code. In order to allow deductibility of the value of the awards for the annual incentive, stock options and performance share units, we amended, with shareholder approval, the Long-Term Incentive Plan and Executive Management Incentive Plan in 2015 to permit the continued grant of performance-based compensation that meets the requirements of Section 162(m) under those plans. However, the Committee believes that tax-deductibility is but one factor to be considered in fashioning an appropriate compensation package for executives. Norfolk Southern reserves and will continue to exercise its discretion in this area so as to serve the best interests of Norfolk Southern and its shareholders.

CHANGE-IN-CONTROL AGREEMENTS

Norfolk Southern has entered into change-in-control agreements with the Named Executive Officers to provide certain economic protections to executives in the event of a termination of employment following a change in control of Norfolk Southern. The change-in-control agreements are intended to keep management intact and focused on the best interests of Norfolk Southern and its shareholders in pursuing a potential change-in-control transaction, while serving to eliminate potential management distraction related to the uncertainty of possible job and income loss. The Compensation Committee believes that the agreements are reasonable and appropriate. Benefits will not be paid under the agreements unless both a change in control occurs and the executive's employment is terminated or constructively terminated following the change in control. The Committee believes this "double trigger" maximizes shareholder value because this structure would prevent an unintended windfall to management in the event of a change in control that does not result in the termination (or constructive termination) of employment of management. For officers who entered into change-in-control agreements before 2008, the agreements were revised in 2008 to comply with Section 409A of the Internal Revenue Code but those revisions did not enhance or increase benefits provided under the agreements. Since January 2013, Norfolk Southern entered into amendments to its change-in-control agreements with Mr. Squires, Ms. Stewart, Ms. Earhart, Mr. Hixon and Mr. Manion to eliminate tax gross-up payments provided under the agreements.

The Board agreed in 2002 to abide by a shareholder-approved proposal that limits new severance agreements with senior executives to 2.99 times the sum of the executives' base salary plus bonus. In light of the recent executive leadership transition, the Committee approved a form of change-in-control agreement in 2016 which complies with the requirements of the shareholder resolution and which does not contain a tax gross-up provision. Norfolk Southern entered into the new change-in-control agreement in 2016 with Mr. Shaw and Mr. Wheeler.

A detailed description of the benefits provided under the change-in-control agreements may be found in the "Change-in-Control Agreements" section under "Potential Payments Upon a Change in Control or Other Termination of Employment" on page 59.

SHARE OWNERSHIP GUIDELINES FOR OFFICERS

Our Board of Directors has established as part of its Corporate Governance Guidelines the following ownership guidelines for shares of Norfolk Southern stock for its officers:

Position	Minimum Value
Chairman, President and Chief Executive Officer	5 times annual salary
Executive Vice Presidents	3 times annual salary
Senior Vice Presidents, Vice Presidents	1 times annual salary

Norfolk Southern common stock and stock equivalents held in Norfolk Southern's 401(k) plan are counted toward these holdings, but unexercised stock options or unvested equity awards are not counted. Officers may acquire such holdings over a five-year period. All officers currently meet this guideline or are expected to meet the guideline within the five-year period.

All Executive Officers of Norfolk Southern are required to clear any transaction involving its common stock with Norfolk Southern's Corporate Secretary prior to engaging in the transaction, and pledging or hedging transactions will not be approved.

> **Anti-Pledging/Anti-Hedging Policy.** All of our Executive Officers are prohibited from entering into pledging or hedging transactions or positions regarding Norfolk Southern's securities.

POLICIES AND DECISIONS REGARDING THE ADJUSTMENT OR RECOVERY OF AWARDS

While we do not anticipate there would ever be circumstances where a restatement of earnings upon which incentive plan award decisions were based would occur, should such an unlikely event take place, the Committee has the discretion to take all actions necessary to protect the interests of shareholders up to and including actions to recover such incentive awards. The performance share awards include a clawback provision to permit the recovery of performance share awards following a material restatement of Norfolk Southern's financial results. Similarly, the Executive Management Incentive Plan includes a clawback provision to permit recovery of annual incentives as a result of any material noncompliance with any financial reporting requirement under the securities laws. The long-term incentive award agreements further provide for forfeiture of awards, including after retirement, if the recipient engages in certain competing employment, or if it is determined that the recipient has committed fraud or theft in the course of the recipient's employment with Norfolk Southern, or if the recipient discloses certain confidential information. Both the Long-Term Incentive Plan and the Executive Management Incentive Plan further allow for the reduction, forfeiture or recoupment of any award as may be required by law.

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The following table shows the total compensation awarded to, earned by or paid to each Named Executive Officer during 2016 for service in all capacities to Norfolk Southern and our subsidiaries for the fiscal year ended December 31, 2016. The table also sets forth information regarding fiscal 2015 and 2014 compensation.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
James A. Squires[1] Chairman, President and Chief Executive Officer	2016	900,000	0	3,900,209	2,099,966	724,950	678,156	121,793	8,425,074
	2015	837,500	0	1,625,268	4,375,050	0	1,036,596	115,151	7,989,565
	2014	750,000	0	1,626,323	874,892	906,750	1,657,155	115,709	5,930,829
Marta R. Stewart Executive Vice President-Finance and Chief Financial Officer	2016	600,000	0	1,039,891	559,951	289,980	650,760	45,594	3,186,176
	2015	600,000	0	1,039,944	559,958	0	1,106,172	48,802	3,354,876
	2014	500,000	0	910,756	489,868	544,050	1,303,712	48,063	3,796,449
Cynthia C. Earhart Executive Vice President Administration and Chief Information Officer	2016	600,000	0	747,159	402,583	289,980	514,224	41,731	2,595,677
	2015	525,000	0	746,809	402,441	0	604,116	33,361	2,311,727
Alan H. Shaw Executive Vice President and Chief Marketing Officer	2016	500,000	0	747,159	402,583	241,650	309,276	24,967	2,225,635
Michael J. Wheeler Executive Vice President and Chief Operating Officer	2016	581,250	0	780,094	419,914	279,240	530,194	37,885	2,628,577
James A. Hixon[2] Former Executive Vice President Law and Corporate Relations	2016	550,000	0	910,345	490,032	265,815	205,458	840,004	3,261,654
	2015	600,000	0	909,335	489,849	0	353,834	69,107	2,422,125
Mark D. Manion[3] Former Executive Vice President and Chief Operating Officer	2016	50,000	0	1,300,391	699,989	24,165	183,330	80,147	2,338,022
	2015	600,000	0	1,300,214	699,871	0	206,597	40,200	2,846,882
	2014	600,000	0	1,236,397	664,906	652,860	1,742,135	37,361	4,933,659

[1] Effective June 1, 2015, James A. Squires was appointed to the position of Chief Executive Officer and President. Mr. Squires previously served as President. Mr. Squires was appointed Chairman effective October 1, 2015, but does not receive compensation for Board or committee service.

[2] James A. Hixon retired from the Corporation effective December 1, 2016.

[3] Mark D. Manion retired from the Corporation effective February 1, 2016.

Salary (Column (c))

Represents salary earned during 2014, 2015 and 2016 received on a current or deferred basis.

Stock Awards (Column (e))

The amounts reported for Stock Awards are the full grant date fair values of the awards computed in accordance with FASB ASC Topic 718 "Compensation – Stock Compensation." This column includes Performance Share Units and Restricted Stock Units.

For Performance Share Units, the full grant date fair value is determined consistent with the estimated full accounting cost to be recognized over the three-year performance period, determined as of the end of the month following the grant date under FASB ASC Topic 718. For discussions of the relevant assumptions made in calculating these amounts, see note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016. For the grant date fair value of only those awards granted to the Named Executive Officers in 2016, see the "Grants of Plan-Based Awards Table."

The value of the Stock Awards reported in column (e), calculated in accordance with FASB ASC Topic 718 but assuming the highest level of performance would be achieved is as follows:

Year	J. A. Squires	M. R. Stewart	C. C. Earhart	A. H. Shaw	M. J. Wheeler	J. A. Hixon	M. D. Manion
2016	$5,709,991	$1,522,542	$1,093,946	$1,093,946	$1,142,082	$1,332,664	$1,903,705
2015	$2,267,052	$1,450,783	$1,041,932			$1,268,637	$1,813,641
2014	$2,231,365	$1,249,533					$1,696,182

Option Awards (Column (f))

The amounts reported for Option Awards are the full grant date fair values of the awards computed in accordance with FASB ASC Topic 718. For discussions of the relevant assumptions made in calculating these amounts, see note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Non-Equity Incentive Plan Compensation (Column (g))

The amounts reported as Non-Equity Incentive Plan Compensation were paid under the Executive Management Incentive Plan, as more fully described in the Compensation Discussion and Analysis. Amounts reported in this column were earned in the indicated year, and may have been received on a current basis or deferred in accordance with our deferred compensation plans.

Change in Pension Values and Nonqualified Deferred Compensation Earnings (Column (h))

In accordance with SEC rules, any increase or decrease in the present value of the benefits under our Retirement Plan is aggregated with any increase or decrease in the present value of the benefits under our Supplemental Benefit Plan.

All of the Named Executive Officers had an increase in the aggregate present value of the benefits under our Retirement Plan and Supplemental Benefit Plan in 2016. The changes in the values result from increases in each individual's years of service, final average compensation calculation and age, or from changes in marital status which more than offset decreases in value due to an increase in the pension discount rate and revised mortality assumptions. Of the amounts shown in this column, the following represents the aggregate increase in the actuarial present value of the Named Executive Officers' accumulated benefits under the Retirement Plan and the Supplemental Benefits Plan for 2016: Mr. Squires, $678,156; Ms. Stewart, $650,760; Ms. Earhart, $514,224; Mr. Shaw, $309,276; Mr. Wheeler, $530,194; Mr. Hixon, $191,076; and Mr. Manion, $115,536.

The remainder of the amounts shown in this column for 2016 represent the amounts by which 2016 interest accrued on salary and annual incentives deferred by them under the Officers' Deferred Compensation Plan exceeded 120% of the applicable Federal long-term rate provided in Section 1274(d) of the Internal Revenue Code.

All Other Compensation (Column (i))

The amounts reported as All Other Compensation for 2016 include, for each Named Executive Officer:

	Perquisites ($)	401(k) Matching Contributions ($)	Life Insurance Premiums ($)	Charitable Matching Gifts ($)	Other ($)	Total ($)
J. A. Squires	56,326	9,275	16,427	37,500	2,265	121,793
M. R. Stewart	2,000	9,275	8,909	25,410	0	45,594
C. C. Earhart	2,780	9,275	11,676	18,000	0	41,731
A. H. Shaw	1,566	6,563	6,838	10,000	0	24,967
M. J. Wheeler	11,510	9,275	7,100	10,000	0	37,885
J. A. Hixon	2,520	9,275	15,353	40,000	772,856	840,004
M. D. Manion	5,095	1,725	5,856	10,000	57,471	80,147

For Mr. Squires, the amount under "Other" includes his proportional cost of NS-owned life insurance policies used to fund the Directors' Charitable Award Program. For Mr. Hixon, the amount under "Other" includes a payment of $715,385 made as a result of an internal restructuring and abolishment of his position pursuant to the Norfolk Southern Corporation Severance Pay Plan and a $57,471 payment made upon his retirement for unused vacation. For Mr. Manion, the amount under "Other" includes a $57,471 payment made upon his retirement for unused vacation.

Perquisites for our Named Executive Officers during 2016 consisted of the following:

	Use of Corporate Aircraft ($)	Tax Preparation and Financial Planning ($)	Annual Physicals ($)	Spousal/ Guest Meals & Travel ($)	Gifts ($)	Other ($)	Total ($)
J. A. Squires	54,961	0	0	0	0	1,365	56,326
M. R. Stewart	0	2,000	0	0	0	0	2,000
C. C. Earhart	0	2,000	0	0	0	780	2,780
A. H. Shaw	0	0	0	396	0	1,170	1,566
M. J. Wheeler	0	2,000	4,800	0	0	4,710	11,510
J. A. Hixon	0	0	0	0	1,740	780	2,520
M. D. Manion	0	0	0	0	5,095	0	5,095

All perquisites are valued on the basis of aggregate incremental cost to us. Perquisites included participation in the Executive Accident Plan, for which there was no aggregate incremental cost. With regard to personal use of company aircraft, aggregate incremental cost is calculated as the weighted-average cost of fuel, aircraft maintenance, parts and supplies, landing fees, ground services, catering, and crew expenses associated with such use, including those associated with "deadhead" flights related to such use. Use of corporate aircraft includes use by the Named Executive Officers as permitted by resolution of the Board of Directors. The aggregate incremental cost for personal use of company aircraft by our Named Executive Officers is allocated entirely to the highest-ranking Named Executive Officer on the flight. Because corporate aircraft are used primarily for business travel, this calculation excludes fixed costs that do not change based on usage. Fixed costs include pilot salaries, the purchase or lease costs of the airplane, and the cost of maintenance not related to such personal travel. Figures included in "Other" represent for Mr. Wheeler an auto allowance received prior to the time he became an Executive Officer, and for Ms. Earhart and Messrs. Squires, Shaw, Wheeler and Hixon, imputed income for the use of Corporate Facilities.

2016 GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	Committee Action Date[2]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($) (l)
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
James A. Squires	1/28/2016	1/25/2016	91,125	1,316,250	2,250,000							
	1/28/2016	1/25/2016				11,429	57,145	114,290				3,000,113
	1/28/2016	1/25/2016							12,800			900,096
	1/28/2016	1/25/2016								105,420	70.32	2,099,966
	2/18/2016	2/18/2016				14,200	14,200	28,400				0
Marta R. Stewart	1/28/2016	1/25/2016	36,450	526,500	870,000							
	1/28/2016	1/25/2016				3,048	15,240	30,480				800,100
	1/28/2016	1/25/2016							3,410			239,791
	1/28/2016	1/25/2016								28,110	70.32	559,951
	2/18/2016	2/18/2016				7,100	7,100	14,200				0
Cynthia C. Earhart	1/28/2016	1/25/2016	36,450	526,500	870,000							
	1/28/2016	1/25/2016				2,190	10,950	21,900				574,875
	1/28/2016	1/25/2016							2,450			172,284
	1/28/2016	1/25/2016								20,210	70.32	402,583
	2/18/2016	2/18/2016				7,100	7,100	14,200				0
Alan H. Shaw	1/28/2016	1/25/2016	30,375	438,750	725,000							
	1/28/2016	1/25/2016				2,190	10,950	21,900				574,875
	1/28/2016	1/25/2016							2,450			172,284
	1/28/2016	1/25/2016								20,210	70.32	402,583
	2/18/2016	2/18/2016				7,100	7,100	14,200				0
Michael J. Wheeler	1/28/2016	1/25/2016	35,100	507,000	835,000							
	1/28/2016	1/25/2016				2,286	11,430	22,860				600,075
	1/28/2016	1/25/2016							2,560			180,019
	1/28/2016	1/25/2016								21,080	70.32	419,914
	2/18/2016	2/18/2016				7,100	7,100	14,200				0
James A. Hixon	1/28/2016	1/25/2016	36,450	526,500	870,000							
	1/28/2016	1/25/2016				2,667	13,335	26,670				700,088
	1/28/2016	1/25/2016							2,990			210,257
	1/28/2016	1/25/2016								24,600	70.32	490,032
	2/18/2016	2/18/2016				7,100	7,100	14,200				0
Mark D. Manion	1/28/2016	1/25/2016	36,450	526,500	870,000							
	1/28/2016	1/25/2016				3,810	19,050	38,100				1,000,125
	1/28/2016	1/25/2016							4,270			300,266
	1/28/2016	1/25/2016								35,140	70.32	699,989

[1]   The amounts shown represents the full-year threshold, target and maximum opportunity payable for the annual incentive under the EMIP, as determined at the time that the Compensation Committee made the awards. Because Mr. Manion and Mr. Hixon retired during the year, each was eligible only for a prorated award. As a result of Mr. Manion's retirement effective February 1, 2016, the threshold, target and maximum prorated awards were $3,038, $32,500 and $72,500; and as a result of Mr. Hixon's retirement effective December 1, 2016, the threshold, target and maximum prorated awards were $33,413, $357,500 and $797,500. The amount actually paid as an annual incentive under the EMIP is reported in the Non-Equity Incentive Plan Compensation (column g) of the Summary Compensation Table.

[2]   Consistent with past practice and the terms of LTIP, the Committee made all January 2016 equity awards to directors and executive officers effective on the day after a full trading day has elapsed following the release of our fiscal year financial results. Because the Committee meetings at which these awards were made occurred prior to the effective date of the awards, we have provided both dates in accordance with SEC rules. See our "Compensation Discussion and Analysis" section for further discussion of our equity award grant practices.

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (EMIP) (Columns (c), (d) and (e))

These awards were made pursuant to our Executive Management Incentive Plan ("EMIP") and had the potential to be earned upon the achievement of certain performance goals established by the Committee for the fiscal year ended December 31, 2016. For a discussion of the performance goals established by the Committee, see page 38 of our "Compensation Discussion and Analysis" section. The Committee targeted a payout of 65% in 2016 in setting the annual performance goals for EMIP incentive awards, and using an annual incentive opportunity equal to 225% of salary for the Chief Executive Officer and 135% of salary for the Executive Vice Presidents. Consequently, the target amounts in column (d) assume that the Named Executive Officers earned 65% of the maximum potential EMIP awards that they could have earned using these annual incentive opportunities. The threshold amounts in column (c) assume that the Named Executive Officers earned the minimum EMIP awards based on performance required to trigger any level of payment; if performance fell below performance goals required to earn the threshold amount, they would not have been entitled to any EMIP awards. The Named Executive Officers earned 35.8% of these EMIP awards based on our performance during 2016. These annual incentive amounts are also included under "Non-Equity Incentive Compensation" in the Summary Compensation Table.

Estimated Future Payouts Under Equity Incentive Plan Awards (PSUs) (Columns (f), (g) and (h))

These amounts represent grants of performance share units made pursuant to our Long-Term Incentive Plan ("LTIP"). These performance share units will be earned over the performance cycle ending December 31, 2018. For a discussion of the other material terms of these awards, see the narrative discussion which follows this table. LTIP does not provide a performance target for earning performance share units under this feature of the plan; however, the Committee targets a payout of 50% in setting the performance goals for performance share unit awards. Consequently, the target amounts in column (g) assume that the Named Executive Officers will earn 50% of the maximum potential number of performance share units that can be earned under the awards. The threshold amounts in column (f) assume that the Named Executive Officers will earn the minimum number of performance share units based on performance required to trigger any level of payment; if the Corporation's performance fell below performance goals required to earn the threshold amount, they would not receive any performance share units. The threshold and target amounts in columns (f) and (g) for the accelerated turnaround incentive (ATI) performance share units granted in February 2016 are the same because no payment will be made unless at least the target level is achieved.

All Other Stock Awards (RSUs) (Column (i))

These amounts represent grants of restricted stock units made under LTIP. For a discussion of the material terms of these restricted stock unit awards, see the narrative discussion which follows this table.

All Other Option Awards (Stock Options) (Columns (j) and (k))

The non-qualified stock options that were granted as of January 28, 2016, are exercisable as of January 28, 2020. The Committee granted these options at an exercise price equal to the higher of the closing market price or the average of the high and low prices of our common stock on the effective date of the grant. The closing price was lower than the average price on the date of grant, so the exercise price shown is the average price on the date of grant. The exercise price may be paid in cash or in shares of our common stock (previously owned by the participant for at least six months preceding the date of exercise) valued on the date of exercise. For a discussion of the other material terms of these option awards, see the narrative discussion which follows this table.

Grant Date Fair Value of Stock and Option Awards (Column (l))

The amounts reported in Column (l) represent the full grant date fair value of each equity award computed in accordance with FASB ASC Topic 718. For awards that entitle the Named Executive Officers to dividends or dividend equivalents, those amounts are also computed in accordance with FASB ASC Topic 718. No value is assigned to the ATI PSUs in the Stock Awards column of the Summary Compensation Table or the Grants of Plan-Based Awards Table because of the unlikelihood of achieving the threshold measure as assessed in accordance with FASB ASC Topic 718.

NARRATIVE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

AWARDS

Our Long-Term Incentive Plan ("LTIP"), as last approved by shareholders in 2015, allows for the award of equity-based awards, including incentive stock options, nonqualified stock options, restricted stock units and performance share units to non-employee directors, officers and other employees of the Corporation.

Performance share units entitle a recipient to receive performance-based compensation at the end of a three-year performance cycle based on our performance during that three-year period. For awards made in 2016, the award cycle began on January 1, 2016, and ends December 31, 2018. Under the 2016 performance share unit awards, corporate performance will be measured using two predetermined and equally weighted standards; that is, each of the following performance areas will serve as the basis for earning up to one-half of the total number of performance share units granted (with each one-half portion vesting independent of the other): (1) three-year after-tax return on average invested capital and (2) total return to shareholders measured at the end of the three-year period. Return on average invested capital for this purpose is calculated by dividing Norfolk Southern's net operating profit after-tax (defined as net income excluding interest expense, and adjusted for the effect of capitalizing Norfolk Southern's operating lease obligations) by the average invested capital (defined as the average of the current and prior year-end shareholders' equity and total debt balances, which is then adjusted for the effect of capitalizing Norfolk Southern's operating lease obligations). Total shareholder return is based on Norfolk Southern's total shareholder return as compared with the shareholder return of the other publicly-traded North American Class I railroads and a secondary measure based on a comparison of Norfolk Southern's shareholder return to the S&P 500, with each shareholder return measurement reflecting the return over the entire 3-year period and using a 20-day average to measure performance at the beginning and the end of the period. Additional discussion of these performance criteria can be found beginning on page 40 of our "Compensation Discussion and Analysis" section. Performance share units that are earned will be distributed in whole shares of our common stock.

The Compensation Committee granted an accelerated turnaround incentive (ATI) award in the form of performance share units that will pay out only if Norfolk Southern accelerates achievement of certain of its five-year strategic plan goals. The ATI performance share unit award is based on our performance as determined during a three-year period that began on January 1, 2016 and ends December 31, 2018, and is measured using two predetermined and equally weighted standards; that is, each of the following performance areas will serve as the basis for earning up to one-half of the total number of performance share units granted: (1) operating ratio and (2) diluted earnings per share. The Committee established the number of ATI performance share units based on the stock price on the date of grant and a target value of $1 million for the award for the Chief Executive Officer and a target value of $500,000 for the awards for the Executive Vice Presidents. Additional discussion of the ATI performance share units can be found beginning on page 41 of our "Compensation Discussion and Analysis" section. Performance share units that are earned will be distributed in whole shares of our common stock.

The Compensation Committee met to approve the 2016 option grants on January 25, 2016. In order to permit thorough dissemination of our financial results for the fiscal year ended December 31, 2015, the Committee made these grants effective January 28, 2016. See our "Compensation Discussion and Analysis" section for further discussion of our equity award grant practices. These options become exercisable four years after the grant date, or if the Named Executive Officer retires or dies before that date, the later of one year after the grant date or the participant's retirement or death. Dividend equivalent payments are paid in cash to active employees on unvested options for four years in an amount equal to, and commensurate with, regular quarterly dividends paid on our common stock. The exercise price may be paid in cash or in shares of our common stock valued at fair market value on the date of exercise. Except for capital adjustments such as stock splits, the exercise price of a stock option granted under LTIP may not be decreased after the option is granted, nor may any outstanding option be modified or replaced through cancellation if the effect would be to reduce the price of the option, unless the repricing, modification or replacement is approved by our shareholders.

The restricted stock units awarded in 2016 are subject to a five-year restriction period and will be settled in shares of our common stock. Dividend equivalent payments are paid in cash on restricted stock units in an amount equal to, and commensurate with, regular quarterly dividends paid on our common stock. During the restriction period, the holder of restricted stock units has no voting or investment power over the underlying common stock.

Receipt of an award under LTIP in 2016 was made contingent upon the participant's execution of a non-competition agreement, and all awards are subject to forfeiture in the event the participant "engages in competing employment" within two years following retirement.

For 2016, awards to our Named Executive Officers under the Executive Management Incentive Plan ("EMIP") were payable based on our performance relative to the following pre-determined performance measures: operating income, operating ratio, and a composite of three service measures, consisting of adherence to operating plan, connection performance and train performance. The performance metrics relative to these performance measures were established by the Committee in January 2016. A more detailed discussion of these performance measures can be found on page 38 of our "Compensation Discussion and Analysis" section.

The Committee set Mr. Squires' 2016 incentive opportunity at 250% of his 2016 base salary and the Executive Vice Presidents at 145% of their 2016 base salaries. However, in applying the 35.8% annual incentive earnout, the Committee approved payouts that corresponded to a 225% opportunity for the Chief Executive Officer and a 135% opportunity for the Executive Vice Presidents, as further described under Annual Incentive in the "Compensation Discussion and Analysis" section. These amounts are reported as "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

For further discussion of our plans and how these LTIP and EMIP awards fit into our executive compensation program, see the "Compensation Discussion and Analysis" section.

EMPLOYMENT AND OTHER AGREEMENTS

None of the Corporation's Named Executive Officers is employed pursuant to an employment agreement.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2016

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)[7] (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)[8] (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[9] (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[8] (j)
James A. Squires	34,417			38.705	1/28/2019	27,380	2,958,957	85,784	9,270,651
	24,407			47.760	1/28/2020				
	19,000			62.745	1/26/2021				
	18,000			75.140	1/25/2022				
		24,000[1]		69.830	1/23/2023				
		29,290[2]		94.170	1/22/2024				
		28,830[3]		104.230	1/26/2025				
		132,880[4]		92.760	5/31/2025				
		105,420[5]		70.320	1/27/2026[6]				
Marta R. Stewart	2,907			47.760	1/28/2020	10,090	1,090,426	32,501	3,512,348
	2,607			62.745	1/26/2021				
	2,370			75.140	1/25/2022				
		5,000[1]		69.830	1/23/2023				
		16,400[2]		94.170	1/22/2024				
		18,450[3]		104.230	1/26/2025				
		28,110[5]		70.320	1/27/2026[6]				

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)[7] (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)[8] (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[9] (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[8] (j)
Cynthia C. Earhart	1,970			50.740	1/23/2018	8,000	864,560	25,349	2,739,439
	2,583			38.705	1/28/2019				
	5,000			47.760	1/28/2020				
	4,200			62.745	1/26/2021				
	3,700			75.140	1/25/2022				
		5,000[1]		69.830	1/23/2023				
		12,890[2]		94.170	1/22/2024				
		13,260[3]		104.230	1/26/2025				
		20,210[5]		70.320	1/27/2026[6]				
Alan H. Shaw	2,000			62.745	1/26/2021	5,040	544,673	19,250	2,080,299
	1,900			75.140	1/25/2022				
		2,550[1]		69.830	1/23/2023				
		2,760[2]		94.170	1/22/2024				
		2,720[3]		104.230	1/26/2025				
		20,210[5]		70.320	1/27/2026[6]				
Michael J. Wheeler	3,700			75.140	1/25/2022	6,100	659,227	19,709	2,129,942
		5,000[1]		69.830	1/23/2023				
		2,760[2]		94.170	1/22/2024				
		2,720[3]		104.230	1/26/2025				
		21,080[5]		70.320	1/27/2026[6]				
James A. Hixon	24,407			47.760	1/28/2020	14,230	1,537,836	24,390	2,635,805
	17,407			62.745	1/26/2021				
	16,670			75.140	1/25/2022				
	24,000			69.830	1/23/2023				
	16,400			94.170	1/22/2024				
	16,140			104.230	1/26/2025				
		24,600[5]		70.320	1/27/2026[6]				
Mark D. Manion	26,500			47.760	1/28/2020	17,180	1,856,643	31,748	3,430,969
	19,000			62.745	1/26/2021				
	18,000			75.140	1/25/2022				
	24,000			69.830	1/23/2023				
	22,260			94.170	1/22/2024				
	23,060			104.230	1/26/2025				
		35,140[5]		70.320	1/27/2026[6]				

[1] These options vested on January 24, 2017.
[2] These options vest on January 23, 2018 or, if the Named Executive Officer retires or dies before that date, the later of one year after the grant date or the date of retirement or death.

[3]   These options vest on January 27, 2019 or, if the Named Executive Officer retires or dies before that date, the later of one year after the grant date or the date of retirement or death.

[4]   These options vest on June 1, 2019 or, if the Named Executive Officer retires or dies before that date, the later of one year after the grant date or the date of retirement or death.

[5]   These options vest on January 28, 2020 or, if the Named Executive Officer retires or dies before that date, the later of one year after the grant date or the date of retirement or death.

[6]   These options expire on the date listed or, if the Named Executive Officer retires before that date, on the earlier of the date listed or five years after the Named Executive Officer retires.

[7]   The following table provides information with respect to the vesting of each Named Executive Officer's restricted stock units:

Name	1/26/17	1/24/18	1/23/19	1/27/20	1/28/21
J. A. Squires	3,000	4,000	3,980	3,600	12,800
M. R. Stewart	950	1,200	2,230	2,300	3,410
C. C. Earhart	950	1,200	1,750	1,650	2,450
A. H. Shaw	550	650	730	660	2,450
M. J. Wheeler	950	1,200	730	660	2,560
J. A. Hixon	3,000	4,000	2,230	2,010	2,990
M. D. Manion	3,000	4,000	3,030	2,880	4,270

[8]   These values are based on the $108.07 closing market price of our common stock on December 31, 2016.

[9]   These amounts represent (i) grants of performance share units made in 2015 pursuant to the Long-Term Incentive Plan ("LTIP") that may be earned out over the three-year period ending December 31, 2017, (ii) grants of performance share units made in 2016 pursuant to LTIP that may be earned out over the three-year period ending December 31, 2018, and (iii) grants of accelerated turnaround incentive (ATI) performance share units that may be earned out over the three-year period ending December 31, 2018. Because the number of performance share units earned is determined based on a three-year performance period for each cycle, in accordance with the SEC requirements for this table, the number of performance share units disclosed is determined by reporting performance based on achieving threshold performance goals, except that if performance during the last completed fiscal years over which performance is measured has exceeded the threshold, then the disclosure is based on the next highest performance measure (target or maximum) that exceeds the last completed fiscal years over which performance is measured. In accordance with this rule, the number of performance share units shown by each Named Executive Officer for these grants is 64.0% for the annual grant of performance share units made in 2015, and 47.85% for the annual grant of performance share units made in 2016, which represents (a) the actual percentage for the after-tax return on average invested capital for each completed year in the performance periods, and the target percentage for after-tax return on average invested capital for each uncompleted year in the performance periods and (b) the maximum percentage for the total shareholder return (TSR) metric for the 2015-2017 performance period based on our TSR as compared with the TSRs of the other publicly-traded North American Class I railroads for the period from January 1, 2015 start of the performance period to December 31, 2016, and (c) the target percentage for the TSR metric for the 2016-2018 performance period based on our TSR as compared with the TSRs of the other publicly-traded North American Class I railroads over the three-year performance period. In accordance with the SEC requirements for this table, the number of ATI performance share units shown is the threshold level and the value shown is based on our closing stock price on December 31, 2016; the threshold and target levels for the ATI performance share units are the same as no payment of the ATI performance share units will be made unless at least the target level is achieved.

OPTION EXERCISES AND STOCK VESTED IN 2016

Name (a)	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)[1] (c)	Number of Shares Acquired on Vesting (#)[2] (d)	Value Realized on Vesting ($)[2] (e)
James A. Squires	4,676	267,313	14,051	1,404,181
Marta R. Stewart	5,016	122,816	7,188	739,111
Cynthia C. Earhart	15,447	735,299	5,863	595,750
Alan H. Shaw	2,700	149,991	1,692	159,818
Michael J. Wheeler	2,436	78,733	2,092	187,546
James A. Hixon	39,433	2,153,157	9,188	877,751
Mark D. Manion	38,970	2,116,215	11,398	1,116,995

[1] Represents the difference between the price of the underlying common stock on the day of exercise and the exercise price of the option(s).

[2] Represents the aggregate number of (1) restricted stock units that vested and were distributed during fiscal 2016, multiplied by the average of the high and low of the market price of the underlying shares on the vesting date, and (2) performance share units that vested during fiscal 2016, which shares were distributed on January 26, 2017, multiplied by the average of the high and low of the market price of the underlying shares on the vesting date of December 31, 2016.

RETIREMENT BENEFITS

2016 PENSION BENEFITS TABLE

The following table shows, as of December 31, 2016, each Named Executive Officer's years of credited service, present value of accumulated benefit and benefits received, if any, under each of (i) the tax-qualified Retirement Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the "Retirement Plan") and (ii) the nonqualified Supplemental Benefit Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the "SERP").

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
James A. Squires	Retirement Plan	25	1,048,536	0
	SERP	25	5,288,088	0
Marta R. Stewart	Retirement Plan	33	1,504,968	0
	SERP	33	3,580,608	0
Cynthia C. Earhart	Retirement Plan	31	1,180,725	0
	SERP	31	2,701,455	0
Alan H. Shaw	Retirement Plan	23	761,064	0
	SERP	23	568,812	0
Michael J. Wheeler	Retirement Plan	32	1,256,665	0
	SERP	32	1,707,261	0
James A. Hixon	Retirement Plan	32	1,313,292	7,719
	SERP	32	5,868,528	6,194
Mark D. Manion	Retirement Plan	40	1,824,960	108,294
	SERP	40	8,094,144	477,171

NARRATIVE TO PENSION BENEFITS TABLE

The above table shows the number of years of credited service and the actuarial present value of each Named Executive Officer's accumulated benefits under our defined benefit plans as of December 31, 2016, which is the pension plan measurement date we use for financial reporting purposes. We assume a retirement age of 60 for purposes of the table for each of the Named Executive Officers who was employed on December 31, 2016, since that is the earliest age at which a participant may retire under the plans without an age-based benefit reduction, and none of those officers had reached that age as of December 31, 2016. For a discussion of the other material assumptions applied in quantifying the present values of the above accrued benefits, see note 11 to our financial statements included with our Annual Report on Form 10-K for the fiscal year ended December 31, 2016. The benefits shown are in addition to amounts payable under the U.S. Railroad Retirement Act.

Under the Retirement Plan and the SERP, except as noted above or in the event of a change in control (see below), each Named Executive Officer can expect to receive an annual retirement benefit equal to average annual compensation for the five most highly compensated years out of the last ten years of creditable service multiplied by a percentage equal to 1.5% times total years of creditable service, but not in excess of 40 years of creditable service (which would be equivalent to a maximum of 60% of such average compensation), less an offset for the annual Railroad Retirement Act annuity. Average compensation includes salary, awards under the Executive Management Incentive Plan and unused vacation amounts paid upon severance from employment. Under the Retirement Plan and the SERP, annual retirement benefits will be payable to each Named Executive Officer upon retirement (although there may be a six-month delay in payment of benefits that accrued under the SERP after January 1, 2005, if required by Section 409A of the Internal Revenue Code) and, upon the Named Executive Officer's death, to his or her spouse on a joint-and-survivor-annuity basis.

Mr. Squires, Ms. Stewart, Ms. Earhart and Mr. Wheeler are eligible for early retirement under the Retirement Plan and the SERP since each has reached age 55 and have 10 years of creditable service. If Mr. Squires, Ms. Stewart, Ms. Earhart or Mr. Wheeler chooses to retire prior to age 60, their benefits will be reduced by 1/360th for each month he or she is under age 60 at the time of retirement. Mr. Manion retired on February 1, 2016, and Mr. Hixon retired on December 1, 2016, and each was eligible for full retirement benefits without any benefit reduction due to age.

We have no policy with regard to granting extra years of credited service. However, as described below, our change-in-control agreements provide for additional years of credited service in limited circumstances.

DEFERRED COMPENSATION

Our Named Executive Officers may have deferred the receipt of portions of their compensation under two separate deferred compensation plans: the Officers' Deferred Compensation Plan ("ODCP") and the Executives' Deferred Compensation Plan ("EDCP"). The table and narrative below describe the material elements of these plans.

2016 NONQUALIFIED DEFERRED COMPENSATION TABLE

Name (a)	Plan	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($)[1] (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($)[2] (f)
James A. Squires	ODCP	0	0	0	0	0
	EDCP	0	0	96,472	0	2,525,836
Marta R. Stewart	ODCP	0	0	17,173	0	262,497
	EDCP	0	0	0	0	0
Cynthia C. Earhart	ODCP	0	0	38,726	0	591,955
	EDCP	0	0	79,727	0	1,390,177
Alan H. Shaw	ODCP	0	0	0	0	0
	EDCP	0	0	1,406	0	12,870
Michael J. Wheeler	ODCP	0	0	0	0	0
	EDCP	0	0	60,298	0	732,564
James A. Hixon	ODCP	0	0	83,309	0	990,689
	EDCP	0	0	94,977	0	1,176,514
Mark D. Manion	ODCP	0	0	295,626	0	2,937,661
	EDCP	0	0	216,353	0	2,037,476

[1] Summary Compensation Table and represent the extent to which 2016 interest accrued on salary and annual incentives deferred under the Officers' Deferred Compensation Plan exceeded 120% of the applicable Federal long-term rate provided in Section 1274(d) of the Internal Revenue Code: Mr. Squires, $0; Ms. Stewart, $0; Ms. Earhart, $0; Mr. Shaw, $0; Mr. Wheeler, $0; Mr. Hixon, $14,382; and Mr. Manion, $67,794.

[2] Of these amounts, the following amounts have been previously reported as compensation to the Named Executive Officer in our Summary Compensation Tables beginning with the fiscal year ended December 31, 2000 and ending with the fiscal year ended December 31, 2015: Mr. Squires, $1,507,128; Ms. Stewart $0; Ms. Earhart, $0; Mr. Shaw, $0; Mr. Wheeler, $0; Mr. Hixon, $237,136; and Mr. Manion, $1,295,197.

NARRATIVE TO NONQUALIFIED DEFERRED COMPENSATION TABLE

The 2016 Nonqualified Deferred Compensation table presents amounts deferred under (i) the Officers' Deferred Compensation Plan and (ii) the Executives' Deferred Compensation Plan. Amounts deferred are credited to a separate memorandum account maintained in the name of each participant. We do not make contributions to participants' accounts.

Amounts deferred before January 1, 2001, were deferred under the Officers' Deferred Compensation Plan and earn a fixed rate of interest, which is credited to the account at the beginning of each quarter. In general, the fixed interest rate is determined on the basis of the participant's age at the time of the deferral. The total amount so credited for amounts deferred before January 1, 2001, (including interest earned thereon) is distributed in five installments beginning in the year following the year in which the participant retires.

Amounts deferred on or after January 1, 2001, have been deferred under the Executives' Deferred Compensation Plan. Participants may defer up to 50% of base salary and 100% of EMIP annual incentive payments and are credited with variable earnings and/or losses based on the performance of hypothetical investment options selected by the participant. The hypothetical investment options include various mutual funds as crediting indices. With respect to each deferral, participants may choose to receive a distribution at the earliest of separation from service, disability, or a date that is at least five years but not more than 15 years after the deferral year has ended.

The total amount credited to a participant will be distributed, in accordance with the participant's elected distribution option, in one lump sum or a stream of annual cash payments.

Our commitment to accrue and pay interest and/or earnings on amounts deferred is facilitated by the purchase of corporate-owned life insurance with executive officers as insureds under the policies. If the Board of Directors determines at any time that changes in the law affect our ability to recover the cost of providing the benefits payable under the Executives' Deferred Compensation Plan and the Officers' Deferred Compensation Plan, the Board, in its discretion, may reduce the interest and/or earnings on deferrals. With respect to the Officers' Deferred Compensation Plan, the adjusted rate of interest may not be less than one-half the rate otherwise provided for in the plan. For the Executives' Deferred Compensation Plan, the adjusted rate may not be less than the lesser of (a) one-half the rate of earnings otherwise provided for in the Executives' Deferred Compensation Plan or (b) 7%.

POTENTIAL PAYMENTS UPON A CHANGE IN CONTROL OR OTHER TERMINATION OF EMPLOYMENT

We have entered into certain agreements and maintain certain plans that will require us to provide compensation to our Named Executive Officers in the event of a termination of their employment with our company.

POST EMPLOYMENT BENEFITS

The benefits to be provided to our Named Executive Officers in the event of a termination due to retirement, involuntary separation, death, disability or a change in control are quantified in the table below. As of December 31, 2016, Mr. Shaw was not eligible to retire under our retirement plans, so figures listed for Mr. Shaw under Retirement assume a voluntary separation as of that date. Mr. Manion retired February 1, 2016, and this table thus only reflects the amounts payable as a result of his retirement. As noted above, as a result of an internal restructuring and abolishment of his position, Mr. Hixon received a severance payment under the Norfolk Southern Corporation Severance Pay Plan and he retired as of December 1, 2016, and this table thus reflects the amounts paid to Mr. Hixon as a result of his severance and retirement. Except as provided in the preceding paragraph, this analysis assumes that on December 31, 2016,

- For a Retirement, the executive retired as of that date;

- For an Involuntary Separation, the executive's employment was terminated as of that date due to the executive's position being abolished in connection with a downsizing or internal restructuring (and the executive elected to retire if he or she is retirement eligible);

- For a Death, the executive dies on that date;

- For a Disability, the executive became disabled on that date; and

- For a Change in Control, (i) a change in control of our company occurred, as defined in the applicable change-in-control agreements, and (ii) each of the above Named Executive Officer's employment with us was terminated without cause.

	Retirement ($)	Involuntary Separation ($)	Death ($)	Disability ($)	Change in Control ($)
James A. Squires					
Severance Pay		830,769			9,450,000
Performance Share Units	6,268,753	6,268,753	6,268,753	6,268,753	8,894,555
Unvested Stock Options	7,449,596	7,449,596	7,449,596	7,449,596	
Accelerated Dividends					1,974,863
Restricted Stock Units	2,958,957	2,958,957	2,958,957	2,958,957	
Deferred Compensation Equivalent					2,023,210
Pension Enhancement					13,082,644
Health and welfare benefits	202,366	203,237	89,389	202,366	50,673
Life Insurance Proceeds			2,700,000		
Vacation Pay	86,538	86,538	86,538	86,538	86,538
TOTAL	16,966,210	17,797,851	19,553,233	16,966,210	35,562,483

	Retirement ($)	Involuntary Separation ($)	Death ($)	Disability ($)	Change in Control ($)
Marta R. Stewart					
Severance Pay		761,538			2,940,000
Performance Share Units	2,034,085	2,034,085	2,034,085	2,034,085	2,995,409
Unvested Stock Options	1,551,161	1,551,161	1,551,161	1,551,161	
Accelerated Dividends					399,745
Restricted Stock Units	1,090,426	1,090,426	1,090,426	1,090,426	
Deferred Compensation Equivalent					54,441
Pension Enhancement					5,513,850
Health and welfare benefits	162,225	163,318	80,281	162,225	34,227
Life Insurance Proceeds			1,800,000		
Vacation Pay	57,692	57,692	57,692	57,692	57,692
TOTAL	4,895,589	5,658,220	6,613,645	4,895,589	11,995,364
Cynthia C. Earhart					
Severance Pay		715,385			4,410,000
Performance Share Units	1,461,398	1,461,398	1,461,398	1,461,398	2,152,041
Unvested Stock Options	1,184,217	1,184,217	1,184,217	1,184,217	
Accelerated Dividends					291,556
Restricted Stock Units	864,560	864,560	864,560	864,560	
Deferred Compensation Equivalent					1,217,461
Pension Enhancement					6,950,843
Health and welfare benefits	107,012	107,253		107,012	15,087
Life Insurance Proceeds			1,800,000		
Vacation Pay	57,692	57,692	57,692	57,692	57,692
Post retirement life insurance	1,000	1,000		1,000	1,000
TOTAL	3,675,879	4,391,504	5,367,867	3,675,879	15,095,681
Alan H. Shaw					
Severance Pay		423,077			1,495,000
Performance Share Units			1,111,230	1,111,230	
Unvested Stock Options			909,248	909,248	
Restricted Stock Units			544,673	544,673	
Health and welfare benefits		17,725	4,005	585,881	
Life Insurance Proceeds			1,500,000		
Vacation Pay	48,077	48,077	48,077	48,077	
TOTAL	48,077	488,879	4,117,233	3,199,109	1,495,000
Michael J. Wheeler					
Severance Pay		715,385			1,794,000
Performance Share Units	1,155,737	1,155,737	1,155,737	1,155,737	
Unvested Stock Options	1,035,779	1,035,779	1,035,779	1,035,779	
Restricted Stock Units	659,227	659,227	659,227	659,227	
Health and welfare benefits	284,456	285,327	171,477	284,456	
Life Insurance Proceeds			1,800,000		
Vacation Pay	57,692	57,692	57,692	57,692	
TOTAL	3,192,891	3,909,146	4,879,912	3,192,891	1,794,000

	Retirement ($)	Involuntary Separation ($)	Death ($)	Disability ($)	Change in Control ($)
James A. Hixon					
Severance Pay		715,385			
Performance Share Units		1,779,549			
Unvested Stock Options		928,650			
Restricted Stock Units		1,537,836			
Health and welfare benefits		42,957			
Vacation Pay		57,471			
Post retirement life insurance		11,729			
TOTAL		5,073,577			
Mark D. Manion					
Performance Share Units	2,542,422				
Unvested Stock Options	1,326,535				
Restricted Stock Units	1,856,643				
Health and welfare benefits	87,638				
Vacation Pay	57,471				
Post retirement life insurance	5,856				
TOTAL	5,876,565				

*   This table does not include the pension benefits reflected in the Pension Benefits Table, or the deferred compensation amounts disclosed in the Nonqualified Deferred Compensation Table. In addition, this table does not quantify the benefits that would be payable under the Corporation's long-term disability plan to any of our Named Executive Officers who terminated employment as a result of total disability.

SEVERANCE PAY

For an Involuntary Separation resulting in the Named Executive Officer's position being abolished in connection with a downsizing or internal restructuring, these amounts represent two weeks of the executive's annual base salary for each calendar year of service up to a maximum of 80 weeks, but not in excess of twice the annual amount of the executive's salary payable in the 12-month period preceding the executive's severance date. For a description of the severance payable if the Named Executive Officer was involuntarily separated for a reason other than downsizing or internal restructuring, see the section captioned "Termination for Any Other Reason."

For a Change in Control, these amounts represent the sum of each Named Executive Officer's base salary plus annual incentive pay times two for Ms. Stewart, times 2.99 for Mr. Shaw and Mr. Wheeler, and times three for Mr. Squires and Ms. Earhart. If the Named Executive Officer had elected to defer either a portion of salary or annual incentive under the Executives' Deferred Compensation Plan, then a corresponding portion of this amount would have been deferred and subsequently paid in accordance with the Named Executive Officer's original deferral election rather than distributed in a lump sum.

PERFORMANCE SHARE UNITS

For Retirement, Death or Disability, these amounts represent the estimated dollar value of the annual grants of performance share units to be earned during the performance cycles ending December 31, 2017, and December 31, 2018, assuming an earnout of 34% for the grants of performance share units made in 2015 and 42.9% for the grants of performance share units made in 2016, and in each case based on the $108.07 closing market price of our common stock on December 31, 2016. Because the number of performance share units earned is determined based on a three-year performance period for each cycle, these percentages represent (i) the actual percentage achieved for each completed year in the performance cycle for the Return on Average Invested Capital and the 50% target percentage achievement for each of these metrics for each uncompleted year in the performance period, and (ii) a 40% achievement for the Total Shareholder Return metric over the entire three-year performance period, reflecting the earnout if Norfolk Southern's total shareholder return exceeds the median total shareholder return of the S&P 500 over the three-year performance cycle. Estimated amounts for the performance cycles ending December 31, 2017, and December 31, 2018, are also included in the Outstanding Equity Awards at Fiscal Year-End Table. However, because the Named Executive Officers would forfeit these awards but for retirement or death benefit provisions under LTIP, we have included these awards here as well. If a participant retires, dies or becomes disabled before the end of the performance period, the awards are calculated and earned at the end of the performance period as if the participant had not retired or died; however, these awards are subject to forfeiture in certain situations following retirement or disability including if the participant engages in competing employment or violates a confidentiality agreement. The payout of accelerated turnaround incentive (ATI) performance share unit awards, if any, would be prorated upon retirement; no value is assigned to the ATI performance share unit awards in this table because of our assessment of the unlikelihood of achieving the threshold performance measure during the performance period.

For Involuntary Separation, each of the Named Executive Officers other than Mr. Shaw was eligible to retire as of December 31, 2016; accordingly, had their employment been terminated by us or them on that date, each would have been entitled to the retirement benefits described above.

For a Change in Control, these amounts represent a cash payment to which Mr. Squires, Ms. Stewart and Ms. Earhart would not otherwise be entitled absent a change in control. Values based on (i) the $108.07 closing market price of our common stock on December 31, 2016, and (ii) the average earnout for performance share units for the two most recently completed cycles of 58.5%, which is the assumed earnout required under the change-in-control agreements. Performance share units are earned over a three-year cycle ending each December 31. The form of award for the accelerated turnaround incentive (ATI) performance share unit awards excludes those grants from any change in control calculation. SEC rules require that we assume a change in control occurred on the last day of our fiscal year. Therefore, our Named Executive Officers were fully vested in their performance share unit awards for the performance cycle ended December 31, 2016, and these awards are excluded from the above amounts.

UNVESTED STOCK OPTIONS

For Retirement and Death, these amounts represent the value of the outstanding 2013, 2014 and 2015 unvested stock options for the Named Executive Officer for which vesting is accelerated to the date of his or her retirement or death. The amounts further represent the value of the outstanding unvested stock options for the Named Executive Officers for which vesting is not accelerated as a result of Retirement, Disability, or Death; however, because the Named Executive Officers would forfeit these awards but for the retirement, disability, or death provisions of LTIP and their LTIP award agreements, we have included the value of these unvested stock options as well. Amounts in these columns do not include the value of vested, unexercised stock options. See the "Outstanding Equity Awards at Fiscal Year-End Table" for a complete list of each Named Executive Officer's vested unexercised options.

For Involuntary Separation, each of the Named Executive Officers other than Mr. Shaw was eligible to retire as of December 31, 2016; accordingly, had their employment been terminated by us or them on that date, each would have been entitled to the retirement benefit provisions under LTIP for their unvested stock options.

For a Change in Control, this table does not report the value of vested options held by each Named Executive Officer as of December 31, 2016. Under the change-in-control agreements for Mr. Squires, Ms. Stewart and Ms. Earhart, in the event his or her employment with us is terminated in connection with a change in control, we are required to pay him or her the then current spread value of his or her vested options rather than require him or her to exercise them and sell the underlying shares. Based on the $108.07 closing market price of our common stock on December 31, 2016, the values of those options were as follows: Mr. Squires, $5,313,236; Ms. Stewart, $371,528; and Ms. Earhart, $905,866. See the "Outstanding Equity Awards at Fiscal Year-End Table" for more information regarding these options. Unvested options do not provide for accelerated vesting at the time of a change in control and would be forfeited if their employment is terminated for any reason other than Retirement, Disability, or death. Accordingly, options which were unvested as of December 31, 2016, are excluded from these amounts.

RESTRICTED STOCK UNITS

For Retirement, Death and Disability, these amounts represent the dollar value of restricted stock units based on the $108.07 closing market price of our common stock on December 31, 2016. These amounts are also included in the Outstanding Equity Awards at Fiscal Year-End Table. However, because the Named Executive Officers would forfeit these awards but for retirement, death or disability benefit provisions of LTIP and their LTIP award agreements, we have included these amounts here as well. If a participant retires, dies or becomes disabled before the end of the restriction period, the awards are delivered at the end of the restriction period as if the participant had not retired, died or become disabled; however, these awards are subject to forfeiture in the event the participant "engages in competing employment" following retirement and before the end of the restriction period.

For Involuntary Separation, each of the Named Executive Officers other than Mr. Shaw was eligible to retire as of December 31, 2016; accordingly, had their employment been terminated by us or them on that date, each would have been entitled to the retirement benefit provisions under LTIP for their restricted stock units.

For a Change in Control, the change-in-control agreements do not provide for the acceleration of any unvested restricted stock units held by Named Executive Officers at the time their employment with us is terminated or upon a change in control. Under the terms of the LTIP, they will forfeit any unvested restricted stock units if their employment is terminated for any reason other than Retirement, Disability or death. The Committee has the authority under LTIP to waive any restrictions restricted stock units.

DEFERRED COMPENSATION EQUIVALENT

For a Change in Control, these amounts represent the cash payment that would have been payable when Mr. Squires, Ms. Stewart or Ms. Earhart reached age 65, as provided in their change-in-control agreements. This amount does not include the aggregate balance of the Named Executive Officer's deferred compensation account as of December 31, 2016, in which the Named Executive Officer is currently vested. See column (f) of the "Nonqualified Deferred Compensation Table" for this amount. If the change in control was not a change in control as defined in the regulations to Section 409A of the Internal Revenue Code, then any portion of the deferred compensation that was subject to Section 409A would have been payable at the time and in the form provided under the terms of the plan under which the Named Executive Officer earned the benefit, without any acceleration or other alteration in the time and form of payment as a result of the change in control.

PENSION ENHANCEMENT

For a Change in Control, these amounts represent the amount by which Mr. Squires', Ms. Stewart's or Ms. Earhart's pension benefit, as enhanced by the change-in-control agreement, exceeds the actuarial present value of his or her accumulated pension benefits as of December 31, 2016. Amount does not include the actuarial present value of the Named Executive Officer's accumulated pension benefits as of December 31, 2015. See the "Pension Benefits Table" for a description of the pension benefits to which the Named Executive Officers are entitled upon their retirement.

HEALTH AND WELFARE BENEFITS

For Retirement, Disability or a Change in Control, these amounts represent estimated medical benefits for the Named Executive Officers and their eligible dependents.

For Involuntary Separation, as each of Mr. Squires, Ms. Stewart, Ms. Earhart and Mr. Wheeler were eligible to retire as of December 31, 2016, each of them could have elected to retire and receive the same benefits as shown under the "Retirement" column plus one year of continued dental and vision coverage for the executive and his eligible dependents to be provided by the Corporation in accordance with the Involuntary Separation Plan. Accordingly, the amounts in this column represent the cost of their post-retirement medical coverage plus the one year cost of continued medical and dental coverage. For Mr. Shaw, these amounts represent the cost of one year of medical, dental and vision coverage for the executive and his eligible dependents to be paid by the Corporation in accordance with the Involuntary Separation Plan. For Mr. Hixon, these amounts represent the estimated medical benefits to be provided following retirement, plus the cost of one year of dental and vision coverage to be provided by the Corporation in accordance with the Involuntary Separation Plan.

For Death, these amounts represent estimated medical benefits for the eligible dependents of the Named Executive Officer. For a Change in Control, these amounts represent medical and dental benefits for a fixed period of time specified in the change-in-control agreements.

LIFE INSURANCE PROCEEDS

These amounts represent the life insurance proceeds payable upon the death of the executive officer. In addition to the amounts listed in the table, if a Named Executive Officer died or was totally and permanently disabled for at least 12 months, in either case as a result of an accident that was covered under the insurance policy that provides benefits under the Executive Accident Plan, then the Named Executive Officer (in the case of disability) or his or her beneficiary (in the case of death) would receive a $400,000 lump sum payment from the insurance company.

POST-RETIREMENT LIFE INSURANCE

These amounts represent the remaining premiums required to be paid to fully fund Ms. Earhart's life insurance policy under our Executive Life Insurance Plan in the minimum number of level annual premiums allowable without causing the policy to violate Section 7702 of the Internal Revenue Code. No premiums were required at the end of 2016 to fund any other Named Executive Officer's life insurance policy. The life insurance policy amounts are as follows: Mr. Squires, $345,000; Ms. Stewart, $103,400; Ms. Earhart, $300,000; Mr. Shaw, $87,000; Mr. Wheeler, $87,000; Mr. Hixon, $570,000; and Mr. Manion, $410,000. In addition, each Named Executive Officer would be eligible for retiree life insurance coverage under the Corporation's group life insurance program in the following amounts: Mr. Squires and Mr. Shaw, $5,000; and Ms. Stewart, Ms. Earhart, Mr. Wheeler, Mr. Hixon and Mr. Manion, $50,000.

For a Change in Control, the change-in-control agreements for Mr. Squires, Ms. Stewart and Ms. Earhart obligate us to pay the premiums on the Named Executive Officers' life insurance policies as if the Named Executive Officer terminated due to retirement under the Executive Life Insurance Plan.

CHANGE-IN-CONTROL AGREEMENTS

GENERALLY

We have entered into change-in-control agreements with a number of key executives, including our Named Executive Officers. A Named Executive Officer will only receive the benefits provided under these agreements if:

- a change in control of Norfolk Southern occurs, and
- within two years of the change in control, we terminate the Named Executive Officer's employment for any reason other than for "cause," death, total disability or mandatory retirement, or the Named Executive Officer terminates his or her employment with us for "good reason."

DEFINITION OF CHANGE IN CONTROL

Generally, under these agreements, a change in control is defined as:

- a merger, sale of all or substantially all of our assets or similar fundamental transaction which results in our shareholders holding less than 80% of the voting power of the combined company;
- a shareholder-approved consolidation or dissolution pursuant to a recommendation of our Board of Directors;
- a change in the composition of the Board of Directors that results in less than a majority of Board members having either (i) served on the Board for at least two years or (ii) been nominated or elected to be a director by at least two-thirds of directors who had at least two years of service at the time of the director's nomination or election;
- any person or organization acquires more than 20% of our voting stock; or
- a determination by the Board that an event similar to those listed above has occurred or is imminent.

As noted below, the Named Executive Officers are entitled to accelerated payouts of amounts deferred under the Officers' Deferred Compensation Plan and the Executives' Deferred Compensation Plan ("EDCP") upon a change in control. For amounts deferred after 2004 under the EDCP, only events described above that also constitute a change in control as defined in the regulations to Section 409A of the Internal Revenue Code will result in accelerated distribution of those amounts.

BENEFITS PAYABLE UPON TERMINATION FOLLOWING A CHANGE IN CONTROL

Under our change-in-control agreements with Mr. Squires, Ms. Stewart and Ms. Earhart, the Named Executive Officers who become entitled to the benefits under those agreements are generally entitled to receive:

- two or three times annual base salary plus incentive pay, as specified in each individual's agreement;

- accrued but unpaid compensation;

- a cash payment for unearned performance share units awarded and as to which the performance cycle has not been completed, but excluding the value of any accelerated turnaround incentive (ATI) performance share units;

- all dividend equivalents to which they would have been entitled had their employment not been terminated;

- early payout of compensation that was deferred under our nonqualified deferred compensation plans and a cash payment equal to the present value of the deferred compensation that would have been payable if the participant retired at age 65, as provided by the change-in-control agreements;

- accrued pension benefits, as modified by years of service and average final compensation enhancements provided by the change-in-control agreements;

- unused vacation for the year of termination, plus vacation for the following year;

- continued payment of premiums on the Named Executive Officer's life insurance policy under our Executive Life Insurance Plan; and

- continued medical and dental benefits, and $50,000 in group-term life insurance coverage, for a specified number of years but subject to termination if the Named Executive Officer receives substantially similar benefits from another employer after the termination of employment.

Since January 2013, Norfolk Southern entered into amendments to its change-in-control agreements with Mr. Squires, Ms. Stewart and Ms. Earhart to eliminate tax gross-up payments provided under the agreements.

The Compensation Committee approved a form of change-in-control agreement in 2016 which limits new severance agreements with senior executives to 2.99 times the sum of the executives' base salary plus bonus and which does not contain a tax gross-up provision. Norfolk Southern entered into the new change-in-control agreement in 2016 with Mr. Shaw and Mr. Wheeler.

If we had terminated the Named Executive Officer's employment for reasons described below under "Events Triggering Change-in-Control Payments," these benefits would generally have been payable in a lump sum within ten business days of termination. However, any Severance Pay, Performance Share Unit Equivalent, Accelerated Dividend Equivalent, Vacation Pay and Prorata Incentive Pay would have been payable no earlier than six months after the Named Executive Officer's termination date if the Named Executive Officer was a "Specified Employee" on his or her termination date and if the change in control was not a change in control as defined in the regulations to Section 409A of the Internal Revenue Code. A "Specified Employee" is one of the 50 most highly compensated employees, as defined within the change-in-control agreement. If payment of any amounts were delayed because the Named Executive Officer was a Specified Employee, the delayed payment would have been credited with interest during the period from the termination date until the benefit was distributed at 120% of the short term Applicable Federal Rate determined under section 1274(d) of the Internal Revenue Code that was in effect on the Named Executive Officer's termination date.

EVENTS TRIGGERING CHANGE-IN-CONTROL PAYMENTS

If we terminate a Named Executive Officer's employment with us for "cause," we will not be required to pay the benefits provided under his or her change-in-control agreement. "Cause" is defined as any of the following if the result of the same is materially harmful to us:

- an intentional act of fraud, embezzlement or theft in connection with the executive's duties or in the course of his or her employment with us;

- intentional wrongful damage to our property;

- intentional wrongful disclosure of secret processes or of our confidential information; or

- intentional violation of The Thoroughbred Code of Ethics or, as applicable, our Code of Ethical Conduct for Senior Financial Officers.

In addition, if a Named Executive Officer terminates employment with us within two years of a change in control for any of the following "good reasons," we are required to pay the Named Executive Officer the benefits provided under his or her change-in-control agreement:

- the Named Executive Officer is not elected or reelected to the office held immediately prior to the change in control, or—if serving as a director—he or she is removed as a director;

- the Named Executive Officer's salary or annual incentive opportunity is materially reduced below the amounts in effect prior to the change in control;

- we terminate or materially reduce the value or scope of the Named Executive Officer's perquisites, benefits and service credit for benefits provided under any employee retirement income or welfare benefit policies, plans, programs or arrangements in which he or she is participating immediately prior to the change in control and which have substantial value;

- the Named Executive Officer determines in good faith that following the change in control, he or she has been rendered substantially unable to carry out or has suffered a substantial reduction in any of the substantial authorities, powers, functions, responsibilities or duties attached to the position he or she held immediately prior to the change in control;

- the successor to the change in control does not assume all of our duties and obligations under the change-in-control agreement;

- we require that the Named Executive Officer relocate his or her principal location of work in excess of 50 miles from his or her employment location immediately prior to the change in control, or that the Named Executive Officer travel away from his or her office significantly more than was required immediately prior to the change in control; or

- there is any material breach of the change-in-control agreement by us or our successor.

REQUIREMENT NOT TO COMPETE

In exchange for the benefits provided under the change-in-control agreements, the Named Executive Officers agreed that if they accept benefits payable or provided under the agreements, they may not engage in competing employment for a period of one year from the date they are terminated following the change in control. "Competing employment" for this purpose is the provision of services of any type, kind or nature and in any capacity to any organization or person that is, that controls, that is controlled by, or one of whose significant customers or clients is (i) a Class I railroad operating in the United States, Canada or Mexico, (ii) an interstate trucking company operating in the United States, Canada or Mexico or (iii) a provider or arranger of intermodal services of any kind or nature, any portion of which services is provided or arranged in the United States.

RETIREMENT

As of December 31, 2016, all Named Executive Officers other than Mr. Shaw were of retirement age under our retirement plans. See "Termination for Any Other Reason" below for a discussion of the benefits to which Mr. Shaw would have been entitled had he retired as of December 31, 2016. Mr. Squires, Ms. Stewart, Ms. Earhart and Mr. Wheeler were each eligible to retire and choose to receive either (i) a temporary retirement benefit not to exceed $500 per month until reaching age 60, and thereafter the full amount of the accrued pension benefits disclosed in the Pension Benefits Table, or (ii) a reduced amount of the pension benefits disclosed in the Pension Benefits Table. In addition to these pension benefits, each Named Executive Officer would have been entitled to receive the deferred compensation amounts disclosed in the Nonqualified Deferred Compensation Table. Mr. Manion retired as of February 1, 2016, and Mr. Hixon retired as of December 1, 2016, and each was eligible to receive unreduced pension benefits under our retirement plans.

DEATH OR DISABILITY

DEATH

If any of the Named Executive Officers had died on December 31, 2016, that Named Executive Officer's spouse would have been eligible for the pension benefits disclosed in the Pension Benefit Table (reduced on account of the Named Executive Officer's death) and the Named Executive Officer's designated beneficiaries would have been eligible for the deferred compensation benefits disclosed in the Nonqualified Deferred Compensation Table.

DISABILITY

If the Named Executive Officers had become disabled on December 31, 2016, each of them other than Mr. Shaw could elect to retire and receive the benefits set forth above under "Retirement." For Mr. Shaw and any other Named Executive Officer electing not to retire, each would be entitled to disability benefits under the Corporation's long-term disability plan equal to one-half of the Named Executive Officer's base salary reduced by disability, retirement or sickness benefits paid from the Railroad Retirement Board and further reduced by other qualifying benefits as provided in the long-term disability plan.

TERMINATION FOR ANY OTHER REASON

As noted above, each of the Named Executive Officers other than Mr. Shaw was eligible to retire as of December 31, 2016; accordingly, had their employment been terminated by us or by them as of that date, each would have been entitled to the benefits set forth above under "Retirement." If Mr. Shaw had terminated employment as of December 31, 2016, he would have been eligible for the full amount of his accrued pension benefit disclosed in the Pension Benefits Table beginning at age 60.

In addition to these pension benefits, each Named Executive Officer would have been entitled to receive the deferred compensation benefits disclosed in the Nonqualified Deferred Compensation Table.

We also have a Severance Pay Plan. Under the Severance Pay Plan, if a Named Executive Officer's employment had been terminated as of December 31, 2016, due to the executive's position being abolished in connection with downsizing or internal restructuring, the Named Executive Officer would have been entitled to the following benefits:

- two weeks of the executive's annual base salary for each year of service up to a maximum of 80 weeks (but not in excess of twice the annual amount of the executive's salary payable in the 12-month period preceding the executive's severance date);

- continued health care benefits for the executive and the executive's eligible dependents until the earlier of (a) 12 months from the severance date, or (b) until those health care benefits would otherwise terminate under the continuation of coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (COBRA); and

- outplacement assistance for up to 90 days.

If the Named Executive Officer's employment had been terminated by us for a reason other than as described above, then the Named Executive Officer would have been entitled to one week of the executive's annual base salary for each year of service up to a maximum of 26 weeks, with the amount capped at two times the executive's salary paid in the 12-month period preceding the executive's severance date. The Named Executive Officer would not have been entitled to Severance Pay Plan benefits if terminated for reasons including, without limitation, the following: indictment, conviction of, or entering a plea of nolo contendere to any felony; commission of theft, fraud, or embezzlement, resulting in gain or personal enrichment; failure or refusal to substantially perform his or her duties for Norfolk Southern; conduct deemed so detrimental to the interests of Norfolk Southern that, in the judgment of the Plan Administrator, it should result in the termination not being deemed a severance; being unable to substantially perform his or her duties because of a physical or mental condition, including a condition that entitles him or her to benefits under any sick pay or disability income policy or program; refusing to transfer to another nonagreement position in the same department; or refusing to transfer to another nonagreement position in a different department assigned to a pay band with the same or higher bonus opportunity.

DIRECTORS' CHARITABLE AWARD PROGRAM BENEFIT

In addition to the benefits described above, Mr. Squires is entitled to nominate one or more tax-exempt institutions to receive up to $500,000 from Norfolk Southern following his death. We continue to pay the life insurance premiums we use to partly fund this program. See "Non-Employee Director Compensation Table—Directors' Charitable Award Program" above for more information regarding this program.

NON-COMPETITION

In addition to restrictions imposed under our change-in-control agreements, awards under LTIP were—beginning in 2006—made subject to forfeiture in the event the Named Executive Officer "engages in competing employment" for a period of time following termination. For these purposes, "engages in competing employment" means working for or providing services to any of our competitors in North American markets in which we compete.

FUTURE SEVERANCE BENEFITS POLICY

In 2002, our Board of Directors agreed to abide by a shareholder approved proposal that future severance agreements with senior executives that exceed 2.99 times the sum of the executive's base salary plus bonus require shareholder approval.

COMPENSATION POLICY RISK ASSESSMENT

The Committee has assessed the risks arising from Norfolk Southern's compensation policies and practices for all employees to determine whether such policies or practices are reasonably likely to have a material adverse effect on the Corporation. As part of this assessment, in 2017, the Committee engaged Pay Governance to conduct a compensation risk analysis and report its findings to the Committee. Based on the observations and findings of Pay Governance's assessment, as well as its own considerations, the Committee determined that Norfolk Southern's compensation policies and practices are not reasonably likely to have a material adverse effect on the Corporation.

ITEM 4

FREQUENCY OF ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

We are seeking a non-binding advisory shareholder vote regarding the frequency of submission to shareholders of a "Say-on-Pay" advisory resolution such as Item 3 above. The Dodd-Frank Act specifies that shareholders be given the opportunity to vote on our executive compensation program either annually, every two years or every three years.

Although this vote is advisory and non-binding, our Board of Directors will review voting results and give consideration to the outcome of such voting. Our Board of Directors recognizes the importance of receiving regular input from our shareholders on important issues such as our compensation programs. The Board of Directors believes that at present it should receive advisory input from our shareholders each year. Accordingly, the Board of Directors recommends that you vote in favor of an annual advisory resolution on our executive compensation program.

The Board of Directors asks you to consider the following proposal:

Shareholders should vote on the Norfolk Southern's executive compensation program every:

A) one year;
B) two years; or
C) three years?

> **The Board of Directors unanimously recommends you vote to select ONE YEAR on the proposal recommending the frequency of advisory resolution on executive compensation.**

SHAREHOLDER PROPOSALS

SHAREHOLDER PROPOSAL DEADLINES

Shareholders are entitled to submit proposals on matters appropriate for shareholder action consistent with SEC regulations and with our Bylaws. Any such proposal for the 2018 Annual Meeting of Shareholders must comply with applicable regulations and be **received** by the Corporate Secretary, Norfolk Southern Corporation, Three Commercial Place, 13th Floor, Norfolk, Virginia 23510-9219, as follows:

To be eligible for inclusion in our proxy statement and form of proxy, shareholder proposals must be received no later than November 22, 2017; or to be eligible to be presented from the floor for vote at the meeting (but not intended for inclusion in our proxy materials), shareholder proposals must be received during the period that begins December 2, 2017, and ends February 10, 2018.

SHAREHOLDER RECOMMENDATIONS AND NOMINATIONS

The Governance and Nominating Committee will consider director candidates recommended by shareholders. Any such recommendation should include:

- biographical information on the candidate, including all positions held as an employee, officer, partner, director or ten percent owner of all organizations, whether for profit or not-for-profit, and other relevant experience;
- a description of any relationship between the candidate and the recommending shareholder;
- a statement requesting that the Board consider nominating the individual for election as a director;
- written consent of the proposed candidate to being named as a nominee; and
- proof of the recommending shareholder's stock ownership.

Recommendations by shareholders must be in writing and addressed to the Chair of the Governance and Nominating Committee, c/o Corporate Secretary, Norfolk Southern Corporation, Three Commercial Place, 13th Floor, Norfolk, Virginia 23510-9219. To ensure that the Governance and Nominating Committee will have adequate time to consider all candidates, **shareholder recommendations must be received no later than November 22, 2017, in order to be considered for nomination for election at the 2018 Annual Meeting of Shareholders.**

A shareholder may directly nominate an individual for election as director instead of (or in addition to) recommending a candidate for the Governance and Nominating Committee's consideration. Unless allowed under our "Proxy Access for Director Nominations" bylaw provision, which was adopted by our Board in 2016, or required by SEC regulations, shareholder nominees will not appear in our proxy statement or on the proxy card for the annual meeting. Our proxy access bylaw provision permits a group of shareholders holding 3% of our outstanding shares for at least 3 years, and who otherwise comply with the Corporation's Bylaws, to nominate up to 20% of the Board of Directors (with a minimum of 2 nominees), with up to 20 shareholders permitted to aggregate their holdings to reach the 3% threshold.

Shareholders wishing to nominate an individual for election as a director at an annual meeting must comply with our "Nominations of Directors" Bylaw provision. A copy of our Bylaws is available on our website, www.nscorp.com, on the "Invest in NS" page under "Governance Documents." For such nominations to be eligible for inclusion on the ballot at the 2018 Annual Meeting of Shareholders, the nominations must comply with the "Nomination of Directors" Bylaw provision and must be received during the period that begins December 2, 2017, and ends February 10, 2018.

As described in the Corporate Governance Guidelines, the Governance and Nominating Committee considers potential candidates to be nominated for election as directors, whether recommended by a shareholder, director, member of management or consultant retained to identify, evaluate and recommend potential candidates for election to the Board. The Governance and Nominating Committee reviews the current biography of the potential candidate and additional information provided by the individual or group that recommended the candidate for consideration. The Governance and Nominating Committee fully considers the qualifications of all candidates including how the nominee will contribute to the diversity of the Board, and recommends the nomination of individuals who, in the Governance and Nominating

Committee's judgment, will best serve the long-term interests of all shareholders. In the judgment of the Governance and Nominating Committee and the Board, all director nominees recommended by the Governance and Nominating Committee should, at a minimum:

- be of high ethical character and have personal and professional reputations consistent with our image and reputation;

- have experience as senior executives of public companies or leaders of large organizations, including charitable and governmental organizations, or have other experience at a strategy or policy setting level that would be beneficial to us;

- be able to represent all of our shareholders in an objective and impartial manner; and

- have time available to devote to board activities.

It is the intent of the Governance and Nominating Committee and the Board that at least one director on the Board will qualify as an "audit committee financial expert," as that term is defined in regulations of the SEC.

OTHER MATTERS

The Board of Directors does not know of any other matters to be presented at the 2017 Annual Meeting, other than as noted elsewhere in this proxy statement. If other matters are properly brought for a vote before the 2017 Annual Meeting or at any postponement or adjournment thereof, your proxy gives authority to the persons named as proxies on the proxy card or voting instruction form to vote on these matters in accordance with their best judgment. The Chairman may refuse to allow the presentation of a proposal or a nomination for the Board at the Annual Meeting if it is not properly submitted.

STOCK OWNERSHIP INFORMATION

Applicable SEC rules require that we furnish you the following information relating to the oversight and management of Norfolk Southern and to certain matters concerning our Board of Directors and officers who are designated by our Board of Directors as executive officers for purposes of the Securities Exchange Act of 1934 ("Executive Officers").

BENEFICIAL OWNERSHIP OF STOCK

Based solely on our records and our review of the most recent Schedule 13G filings with the SEC, the following tables show information concerning the persons or groups known to Norfolk Southern to be beneficial owners of more than five percent of our common stock, our only class of voting securities:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	The Vanguard Group[1] 100 Vanguard Blvd., Malvern, PA 19355	20,927,287[1]	7.16%[1]
Common Stock	Blackrock, Inc.[2] 55 East 52nd Street, New York, NY 10055	18,472,558[2]	6.3%[2]

[1] The Vanguard Group reported in its Schedule 13G filing that it beneficially owned 7.16% of our common stock as of December 31, 2016, and that as of that date it had sole voting power with respect to 488,595 of such shares, shared voting power with respect to 53,047 of such shares, sole investment power with respect to 20,417,588 of such shares, and shared investment power with respect to none of such shares.

[2] Blackrock, Inc. reported in its Schedule 13G filing that it beneficially owned 6.3% of our common stock as of December 31, 2016, and that as of that date, it had sole voting power with respect to 15,618,982 of such shares, shared voting power with respect to none of such shares, and sole investment power with respect to all of such shares.

The following table shows, as of February 1, 2017, the beneficial ownership of our common stock for:

(1) each director and each nominee;
(2) our principal executive officer, our principal financial officer, and each of the other three most highly compensated Executive Officers, based on total compensation for 2016, plus two other Executive Officers who would have been included but for their retirement during the year (collectively, the "Named Executive Officers"); and
(3) all directors and Executive Officers as a group.

Unless otherwise indicated by footnote to the data in the table, all such shares are held with sole voting and investment power, and no director or Executive Officer beneficially owns any Norfolk Southern equity securities other than our common stock. No one director or Executive Officer owns as much as 1% of the total outstanding shares of our common stock. All directors and Executive Officers as a group own approximately 0.36% of the total outstanding shares of our common stock.

Name	Shares of Common Stock	Name	Shares of Common Stock
Thomas D. Bell, Jr.	21,039[1]	Amy E. Miles	9,668[1]
Erskine B. Bowles	15,133[1]	Martin H. Nesbitt	9,668[1]
Robert A. Bradway	14,658[1]	James A. Squires	208,346[2]
Wesley G. Bush	15,708[1]	John R. Thompson	9,811[1]
Daniel A. Carp	38,431[1]	Marta R. Stewart	54,350[3]
Mitchell E. Daniels, Jr.	1,380[1]	Cynthia C. Earhart	79,081[4]
Marcela E. Donadio	1,407[1]	Alan H. Shaw	11,763[5]
Steven F. Leer	72,146[1]	Michael J. Wheeler	20,051[6]
Michael D. Lockhart	26,711[1]	James A. Hixon	250,880[7]
		Mark D. Manion	211,906[8]
21 directors and Executive Officers as a group (including the persons named above)			1,130,868[9]

1   For directors elected to the Board before January 2015, includes a one-time grant of 3,000 restricted shares to each non-employee director when that director was first elected to the Board. These grants were made pursuant to the Directors' Restricted Stock Plan; the director may vote these shares, but has no investment power over them until they are distributed. The amounts reported include 1,250 restricted stock units awarded pursuant to the Long-Term Incentive Plan to directors who were serving on the Board on January 26, 2017, which shares the directors would receive immediately upon leaving the Board. The amounts reported also include restricted stock units previously held, and which are vested or which will vest within 60 days, as follows: Mr. Bell, 16,789; Mr. Bowles, 10,408; Mr. Bradway, 10,408; Mr. Bush, 8,070; Mr. Carp, 33,295; Mr. Daniels, 130; Ms. Donadio, 130; Mr. Leer, 67,896; Mr. Lockhart, 21,732; Ms. Miles, 5,418; Mr. Nesbitt, 5,418; and Mr. Thompson, 5,418. These restricted stock units will be settled in stock. While the directors have neither voting power nor investment power over the shares underlying these restricted stock units, the directors are entitled to receive the shares immediately upon leaving the Board. See "Non-Employee Director Compensation Table—Long-Term Incentive Plan" for more information regarding these restricted stock units. The amounts reported also include the following shares over which the identified director has shared voting and investment power through family trusts or other accounts: Mr. Bush, 3,000 and Ms. Donadio, 27. The amounts reported also include shares credited to certain directors' accounts in a Dividend Reinvestment Plan.

2   Includes 152 shares credited to Mr. Squires' account in our Thrift and Investment Plan; 85,407 shares subject to stock options granted pursuant to our Long-Term Incentive Plan with respect to which Mr. Squires has the right to acquire beneficial ownership within 60 days; and 47,399 shares owned by an immediate family member and attributable to Mr. Squires.

3   Includes 2,810 shares credited to Ms. Stewart's account in our Thrift and Investment Plan; 12,884 shares subject to stock options granted pursuant to our Long-Term Incentive Plan with respect to which Ms. Stewart has the right to acquire beneficial ownership within 60 days; and 3,837 shares over which Ms. Stewart shares voting and investment power.

4   Includes 22,453 shares subject to stock options granted pursuant to our Long-Term Incentive Plan with respect to which Ms. Earhart has the right to acquire beneficial ownership within 60 days.

5   Includes 1,641 shares credited to Mr. Shaw's account in our Thrift and Investment Plan; and 6,450 shares subject to stock options granted pursuant to our Long-Term Incentive Plan with respect to which Mr. Shaw has the right to acquire beneficial ownership within 60 days.

6   Includes 29 shares credited to Mr. Wheeler's account in our Thrift and Investment Plan; and 8,700 shares subject to stock options granted pursuant to our Long-Term Incentive Plan with respect to which Mr. Wheeler has the right to acquire beneficial ownership within 60 days.

7   Includes 9,042 shares credited to Mr. Hixon's account in our Thrift and Investment Plan; and 111,765 shares subject to stock options granted pursuant to our Long-Term Incentive Plan with respect to which Mr. Hixon has the right to acquire beneficial ownership within 60 days.

8   Includes 6,626 shares credited to Mr. Manion's account in our Thrift and Investment Plan; and 167,960 shares subject to stock options granted pursuant to our Long-Term Incentive Plan with respect to which Mr. Manion has the right to acquire beneficial ownership within 60 days.

9   Includes 20,300 shares credited to Executive Officers' individual accounts under our Thrift and Investment Plan. Also includes: 448,512 shares subject to stock options granted to Executive Officers pursuant to our Long-Term Incentive Plan with respect to which the participant has the right to acquire beneficial ownership within 60 days; 47,399 shares owned by a family member whose ownership is attributed to an Executive Officer; and 3,837 shares over which an Executive Officer shares voting and investment power. For officers, this amount does not include restricted stock units which will ultimately be settled in shares of common stock upon the satisfaction of applicable vesting requirements but which do not vest within 60 days.

The following table shows, as of February 1, 2017, the number of NS stock units credited to those non-employee directors who have made elections under the Directors' Deferred Fee Plan to defer all or a portion of compensation and have elected to invest such amounts in phantom units of our common stock, as well as the shares of common stock (and units to be settled in shares of common stock) beneficially owned. A more detailed discussion of director compensation can be found in "Non-Employee Director Compensation." A stock unit represents the economic equivalent of a share of our common stock and serves to align the directors' individual financial interests with the interests of our shareholders because the value of the directors' holdings fluctuates with the price of our common stock. These stock units ultimately are settled in cash.

Name	Number of Shares Beneficially Owned[1]	Number of NS Stock Units[2]	Total Number of Shares Beneficially Owned and NS Stock Units
Thomas D. Bell, Jr.	21,039	0	21,039
Erskine B. Bowles	15,133	7,234	22,367
Robert A. Bradway	14,658	0	14,658
Wesley G. Bush	15,708	5,352	21,060
Daniel A. Carp	38,431	6,534	44,965
Mitchell E. Daniels, Jr.	1,380	0	1,380
Marcela E. Donadio	1,407	0	1,407
Steven F. Leer	72,146	36,430	108,576
Michael D. Lockhart	26,711	12,150	38,861
Amy E. Miles	9,668	0	9,668
Martin H. Nesbitt	9,668	0	9,668
John R. Thompson	9,811	0	9,811

[1] Figures in this column are based on the beneficial ownership that appears on page 71.

[2] Represents NS stock units credited to the accounts of non-employee directors who have elected under the Directors' Deferred Fee Plan to defer all or a portion of compensation and have elected to invest such amounts in "phantom" units whose value is measured by the market value of shares of our common stock, but which ultimately will be settled in cash, not in shares of common stock. NS stock units have been available under the Directors' Deferred Fee Plan as a hypothetical investment option since January 1, 2001.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934 requires our directors and Executive Officers and any persons beneficially owning more than 10 percent of a class of our stock to file reports of beneficial ownership and changes in beneficial ownership (Forms 3, 4 and 5) with the SEC. Based solely on our review of copies of Forms 3, 4 and 5 available to us, or written representations that no Forms 5 were required, we believe that all required Forms concerning 2016 beneficial ownership were filed on time by all directors and Executive Officers.

VOTING AND PROXIES

This proxy statement and the proxy card relate to the Board of Directors' solicitation of your proxy for use at our Annual Meeting of Shareholders to be held on May 11, 2017. The following questions and answers provide guidance on how to vote your shares.

WE WANT TO HEAR FROM YOU – VOTE TODAY.

Who can vote?

Shareholders who are record owners of our common stock as of the close of business on March 2, 2017, are entitled to notice of and to vote at the 2017 Annual Meeting.

As of the close of business on the Tuesday, March 2, 2017, record date, 310,713,904 shares of our common stock were issued and outstanding. Of those shares, 290,393,127 shares were owned by shareholders entitled to one vote per share. The remaining 20,320,777 shares were held by our wholly owned subsidiaries, which are not entitled to vote those shares under Virginia law.

What will I be voting on?

Shareholders will be voting (i) to elect directors of Norfolk Southern (Item 1); (ii) to ratify the appointment of KPMG as our independent auditors (Item 2); (iii) on an advisory basis, on executive compensation as disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and other related tables and disclosures in this proxy statement (Item 3); and (iv) the frequency of advisory resolution on executive compensation (Item 4). Item 3 and Item 4 are being provided as required by Section 14A of the Securities Exchange Act of 1934.

Our Board of Directors is recommending that shareholders vote **FOR** Items 1, 2, and 3, and **ONE YEAR** on Item 4.

How will these matters be decided at the Annual Meeting?

Voting Item	Voting Standard	Treatment of Abstentions and Broker Non-Votes	Board Recommendation
1. Election of directors	Majority of votes cast	Not counted as votes cast and therefore no effect.	FOR EACH NOMINEE
2. Ratification of Independent Auditors	Majority of votes cast	Abstentions are not counted as votes cast and therefore no effect. Brokers have discretionary authority to vote without direction from the beneficial owner. If cast, the votes count.	FOR
3. Approval of advisory resolution on executive compensation	Majority of votes cast	Not counted as votes cast and therefore no effect.	FOR
4. Frequency of advisory resolution on executive compensation	Majority of votes cast	Not counted as votes cast and therefore no effect.	ONE YEAR

If you sign and return the proxy card without specifying your vote on a particular voting item, your shares will be voted in accordance with the Board Recommendation unless you revoke your proxy before the shares are voted.

We have a majority voting standard for election of directors. Each director nominee who receives a majority of the votes cast will be elected. Any current director who does not meet this standard must, pursuant to our Bylaws, promptly tender resignation to the Board of Directors for consideration by our Governance and Nominating Committee.

How many shares are needed at the Annual Meeting to constitute a quorum?

The presence, either in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the 2017 Annual Meeting is necessary to constitute a quorum. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

Who is soliciting my proxy?

The Board of Directors is soliciting your proxy to vote your shares at the 2017 Annual Meeting. If you give the Board of Directors your proxy, your shares will be voted in accordance with the selections you indicate on the proxy card.

Who is paying for this solicitation?

Norfolk Southern pays the cost of preparing proxy materials and soliciting proxies, including the reimbursement, upon request, of trustees, brokerage firms, banks and other nominee record holders for the reasonable expenses they incur to forward proxy materials to beneficial owners. Our officers and other employees may solicit proxies by telephone, facsimile, electronic mail or personal interview; they receive no additional compensation for doing so. We have retained Innisfree M&A Incorporated to assist in the solicitation of proxies at an anticipated cost of $17,500, plus reasonable out-of-pocket expenses.

What is the difference between holding shares as a "shareholder of record" and as a "beneficial owner"?

If your shares are registered directly in your name with our transfer agent, American Stock Transfer and Trust Company, you are considered a "shareholder of record" with respect to those shares. If your shares are held in a brokerage account or bank, broker or other nominee, you are considered the "beneficial owner" of such shares.

How do I vote if I am a shareholder of record?

If you are the record owner of any shares of our common stock (the shares are registered in your name), you may vote your shares by submitting the proxy card.

You also may vote by telephone or the Internet in the manner described on the proxy card or Notice, or you may vote by marking, dating and signing the proxy card and mailing it to American Stock Transfer and Trust Company Shareholder Services.

You may also vote in person by ballot at the Annual Meeting.

How do I vote if I am a beneficial owner of the shares?

If you are the beneficial owner of any shares (the shares are held in street name by a broker, bank or other nominee), you may vote your shares by submitting your voting instructions to that entity on the voting instruction card included with these materials. You can only vote in person at the Annual Meeting if you bring a legal proxy from the record holder (the broker, bank or other nominee who holds your shares) assigning its voting authority to you.

Shares held in street name by a broker may be voted on certain matters even if you do not provide the record holder with voting instructions; brokers have the authority under New York Stock Exchange Listing Standards to vote shares for which their customers do not provide voting instructions on certain "routine" matters. The ratification of the appointment of KPMG LLP as our independent registered public accounting firm (Item 2) is considered a routine matter for which brokers may vote shares they hold in street name, even in the absence of voting instructions from the beneficial owner. The election of directors (Item 1), approval of advisory resolution on executive compensation (Item 3), and the frequency of advisory resolution on executive compensation (Item 4) are not considered routine matters, and a broker cannot vote shares it holds in street name on these proposals if it has not received voting instructions from the beneficial owner of the shares with respect to the proposals.

How do I vote if I own common stock through an employee plan?

If shares are credited to your account in the Norfolk Southern Corporation Thoroughbred Retirement Investment Plan or the Thrift and Investment Plan, you will receive an instruction form from the trustee of that plan. Your instruction form submitted by mail, over the telephone or Internet serves as voting instructions for the trustee of the plans, Vanguard Fiduciary Trust Company. If your instruction is not received by the trustee by 11:59 P.M. Eastern Time on May 8, 2017, the trustee of these plans will vote your shares for each item on the proxy card in the same proportion as the shares that are voted for that item by the other participants in the respective plan. Employee plan participants may vote their plan shares only through the trustee and may not vote their plan shares in person at the Annual Meeting.

What if I change my mind after I vote?

Any shareholder of record may revoke a previously submitted proxy at any time before the shares are voted by: (a) giving written notice of revocation to our Corporate Secretary; (b) submitting subsequent voting instructions over the telephone or the Internet; (c) delivering a validly completed proxy card bearing a later date; or (d) attending the 2017 Annual Meeting and voting in person. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank or other nominee, or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the 2017 Annual Meeting and voting in person.

How do I gain admission to the Annual Meeting?

Only shareholders or their legal proxies may attend the Annual Meeting. If you are a record owner of shares held in your name, you must bring a valid, government-issued photo identification. If you are a beneficial owner of shares held in street name by a broker, bank, or other nominee, you must bring a valid, government-issued photo identification and proof of beneficial ownership, such as: (a) a copy of the voting information form from your bank or broker with your name on it; (b) a letter from your bank or broker stating that you owned shares of our common stock as of the Record Date; or (c) an original brokerage account statement indicating that you owned shares of our common stock as of the Record Date.

What if my disability may make it difficult for me to attend?

We are happy to provide reasonable assistance to help you access the meeting space where the Annual Meeting is being held. Please call or write our Corporate Secretary at least two weeks before the meeting to discuss what can be done to assist you.

What is householding?

As permitted by the Securities Exchange Act of 1934, we may deliver a single copy of the Annual Report and proxy statement, or the Notice of Internet Availability, to multiple record shareholders sharing an address. This is known as householding. Upon request, we will promptly deliver a separate copy of the Annual Report or proxy statement to a shareholder at a shared address to which a single copy of the document was delivered. If you would like a separate copy of this proxy statement or the 2016 Annual Report now or in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you may contact: Denise W. Hutson, Corporate Secretary, Norfolk Southern Corporation, Three Commercial Place, 13th Floor, Norfolk, Virginia 23510-9219 (telephone 757-823-5567).

Are votes confidential? Who counts the votes?

We have policies in place to safeguard the confidentiality of proxies and ballots. American Stock Transfer and Trust Company, Brooklyn, N.Y., which we have retained to tabulate all proxies and ballots cast at the 2017 Annual Meeting, is bound contractually to maintain the confidentiality of the voting process. In addition, each Inspector of Election will have taken the oath required by Virginia law to execute duties faithfully and impartially.

None of our employees or members of our Board of Directors have access to completed proxies or ballots and, therefore, do not know how individual shareholders vote on any matter. However, when a shareholder writes a question or comment on a proxy or ballot, or when there is a need to determine the validity of a proxy or ballot, our management and/or their representatives may be involved in providing the answer to the question or in determining such validity.

Who can I call with questions?

You may contact:

Denise W. Hutson, Corporate Secretary
Norfolk Southern Corporation
Three Commercial Place, 13th Floor
Norfolk, Virginia 23510-9219
Telephone 757-823-5567

Prepared by www.argyle.company